FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC Holdings plc

Capital and Risk Management Pillar 3 Disclosures at 31 December 2014

Certain defined terms

Unless the context requires otherwise, 'HSBC Holdings' means HSBC Holdings plc and 'HSBC', the 'Group', 'we', 'us' and 'our' refers to HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People's Republic of China is referred to as 'Hong Kong'. When used in the terms 'shareholders' equity' and 'total shareholders' equity', 'shareholders' means holders of HSBC Holdings ordinary shares and those preference shares classified as equity. The abbreviations 'US$m' and 'US$bn' represent millions and billions (thousands of millions) of US dollars, respectively.

Cautionary statement regarding forward-looking statements

The Capital and Risk Management Pillar 3 Disclosures at 31 December 2014 ('Pillar 3 Disclosures 2014') contain certain forward-looking statements with respect to HSBC's financial condition, results of operations and business.

Statements that are not historical facts, including statements about HSBC's beliefs and expectations, are forward-looking statements. Words such as 'expects', 'anticipates', 'intends', 'plans', 'believes', 'seeks', 'estimates', 'potential' and 'reasonably possible', variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC's Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These factors include changes in general economic conditions in the markets in which we operate, changes in government policy and regulation and factors specific to HSBC.

Verification

Whilst the Pillar 3 Disclosures 2014are not required to be externally audited, the document has been verified internally in accordance with the Group's policies on disclosure and its financial reporting and governance processes. Controls comparable to those for the Annual Report and Accounts 2014 have been applied to confirm compliance with CRD IV and the PRA Rulebook and consistency with HSBC's governance, business model and other disclosures.

Contents
Introduction
Purpose		3
Key metrics		3
Regulatory framework for disclosures		5
Pillar 3 Disclosures 2014		5
Regulatory developments		6
Linkage to the Annual Report and Accounts 2014		10

Capital and risk
Capital management		16
Overview of regulatory capital framework		16
Composition of regulatory capital		19
Pillar 1 requirements, CRD IV impact and RWA flow		22
Pillar 2 and ICAAP		29
Leverage ratio		30
Risk management		31

Credit risk
Overview and responsibilities		34
Credit risk management		34
Credit risk models governance		35
Application of the IRB approach		44
Model performance		62
Risk mitigation		68
Application of the standardised approach		70
Counterparty credit risk		72
Securitisation		79

Market risk
Overview and objectives		83
Market risk governance		83
Market risk measures		85
Market risk capital models		86
Trading portfolios		87
Non-trading portfolios		88
Structural foreign exchange exposures		88
Non-trading interest rate risk		89
Defined benefit pension schemes		90

Operational risk
Overview and objectives		91
Organisation and responsibilities		91
Measurement and monitoring		92

Other risks
Pension risk		92
Non-trading book exposures in equities		93
Risk management of insurance operations		93
Residual risk		94
Liquidity and funding risk		94
Reputational risk		94
Sustainability risk		94
Business risk		94
Dilution risk		95

Remuneration		95

Appendices
I	Simplified organisation chart for regulatory purposes	96
II	Asset encumbrance	97
III	Transitional own funds disclosure	98
IV	Abbreviations	101
V	Glossary	104
VI	Contacts	113

Tables

1	Pillar 1 overview	4
2	RWAs - by global business and region	4
3	RWAs - by risk type and region	4
4	Reconciliation of balance sheets - financial accounting to regulatory scope of consolidation	11
5	Principal entities with a different regulatory and accounting scope of consolidation	14
6	a) Mapping of financial statement categories with regulatory risk categories	15
6	b) Main sources of differences between regulatory exposure values and carrying values in financial statements	15
7	Composition of regulatory capital	20
8	Reconciliation of regulatory capital from transitional basis to an estimated CRD IV end point basis	21
9	Credit risk exposure class mapping	22
10	Total RWAs by risk type	23
11	Estimated CRD IV impact - credit risk RWAs by region	23
12	Estimated CRD IV impact - CCR RWAs by region	24
13	a) Credit risk exposure - RWAs - by region	24
13	b) Credit risk exposure - RWAs - by global business	25
14	RWA movement by region by key driver - credit risk IRB only	25
15	RWA movement by global business by key driver - credit risk - IRB only	26
16	Counterparty credit risk RWAs	27
17	RWA movement by key driver - CCR - advanced approach	28
18	Market Risk RWAs	28
19	RWA movement by key driver - market risk - model based	28
20	Estimated leverage ratio	30
21	Credit risk - summary	36
22	Credit risk exposure - by region	37
23	Credit risk exposure - RWAs by region	38
24	Credit risk exposure - RWA density by region	39
25	Credit risk exposure - by industry sector	41
26	Credit risk exposure - by residual maturity	43
27	Wholesale IRB credit risk models	46
28	Wholesale IRB portfolio analysis	47
29	Wholesale IRB exposures under the Slotting Approach	47
30	Wholesale IRB exposure - by obligor grade	48
31	Material retail IRB risk rating systems	54
32	a) Retail IRB portfolio analysis	56
32	b) Retail IRB exposures secured by mortgages on immovable property (non-SME)	56
33	Retail IRB exposure - by internal PD band	57
34	Retail IRB exposure - by region	60
35	IRB models - estimated and actual values (wholesale)	63
36	IRB models - corporate PD models - performance by CRR	63
37	IRB models - estimated and actual values (retail)	65
38	IRB EL and CRAs - by exposure class	67
39	IRB EL and CRAs - by region	68
40	IRB exposure - credit risk mitigation	70
41	Standardised exposure - credit risk mitigation	71
42	Standardised exposure - by credit quality step	72
43	CCR exposure - credit derivative transactions	73
44	CCR - net derivative credit exposure	74
45	Comparison of derivative accounting balances and CCR exposure	74
46	CCR exposure - by exposure class, product and method	75
47	CCR exposure - by exposure class, product and region	76
48	CCR - RWAs by exposure class, product and region	77
49	CCR - RWA density by exposure class, product and region	78
50	Securitisation - by approach	81
51	Securitisation - movement in the year	81
52	Securitisation - by trading and non-trading book	81
53	Securitisation - asset values and impairments	82
54	Securitisation - by risk weighting	82
55	Market risk RWAs and capital required	84
56	Market risk models	86
57	Operational risk RWAs	91
58	Non-trading book equity investments	93

Who we are

HSBC is one of the largest banking and financial services organisations in the world.
Customers: 51m
Served by: 266,000 employees (257,600 FTE) employees (257,600 FTE) employees
Through four global businesses: - Retail Banking and Wealth Management - Commercial Banking - Global Banking and Markets - Global Private Banking
Located in: 73 countries and territories
Across five geographical regions: - Europe - Asia - Middle East and North Africa - North America - Latin America
Offices: Over 6,100
Global headquarters: - London
Market capitalisation: US$182bn
Listed on stock exchanges in: - London - Hong Kong - New York - Paris - Bermuda
Shareholders: 216,000 in 127 countries and territories

Introduction

Purpose

This document comprises HSBC's Pillar 3 disclosures on capital and risk management at 31 December 2014. It has two principal purposes:
  to meet the regulatory disclosure requirements under CRD IV, Part 8 - Disclosure by Institutions and the rules of the United Kingdom ('UK') Prudential Regulation Authority ('PRA') set out in the PRA Rulebook, Part PB - Public Disclosure and as the PRA has otherwise directed; and
  to provide further useful information on the capital and risk profile of the HSBC Group.
Additional relevant information may be found in the HSBC Holdings plc Annual Report and Accounts 2014.

Key metrics

On 1 January 2014, CRD IV came into force. Capital and risk-weighted assets ('RWA's) at 31 December 2014 are calculated and presented on this basis. In our Pillar 3 Disclosures 2013, capital and RWAs at 31 December 2013 were calculated and presented on a Basel 2.5 basis, and were also estimated based on the Group's interpretation of the final CRD IV legislation and final rules issued by the PRA at that time. In this document, 2013 comparative figures are on a Basel 2.5 basis unless otherwise stated.

CRD IV
Common equity tier 1 ratio (transitional) 10.9% 2013: 10.8%	Tier 1 ratio (transitional) 12.5% 2013: 12.0%	Total capital ratio (transitional) 15.6% 2013: 14.9%	Common equity tier 1 ratio (end point) 11.1% 2013: 10.9%
Common equity tier 1 capital (transitional) US$133.2bn - up 1.5% 2013: US$131.2bn	Tier 1 capital (transitional) US$152.7bn - up 4.9% 2013: US$145.6bn	Total regulatory capital (transitional) US$190.7bn - up 5.3% 2013: US$181.2bn	Common equity tier 1 capital (end point) US$136.0bn - up 2.6% 2013: US$132.5bn
Total RWAs US$1,219.8bn - up 0.4% 2013: US$1,214.9bn	Credit risk EAD US$2,210.1bn - up 2.3%	Credit risk RWA density 43%
Leverage ratio1 (end point) 4.8% 2013: 4.4%
Basel 2.5
Core tier 1 capital 2013: US$149.1bn 2012: US$138.8bn	Core tier 1 ratio 2013: 13.6% 2012: 12.3%	Total RWAs 2013: US$1,093bn 2012: US$1,124bn
Credit risk EAD 2013: US$2,160bn 2012: US$2,171bn	Credit risk RWA density 2013: 40% 2012: 41%

1   In January 2015 the PRA issued a letter setting out the approach to be taken for calculating the leverage ratio for disclosure. This confirmed that the basis of calculation of the leverage ratio has changed from our 2013 Pillar 3 disclosure. For a detailed basis of preparation, see page 31.

Table 1: Pillar 1 overview

	RWAs			Capital required1
	CRD IV transitional and end point		Basel 2.5 basis	CRD IV transitional and end point		Basel 2.5 basis
	2014	2013	2013	2014	2013	2013
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

Credit risk	955.3	936.5	864.3	76.4	74.9	69.1
Standardised approach	356.9	358.6	329.5	28.6	28.7	26.4
IRB foundation approach	16.8	13.5	13.6	1.3	1.1	1.1
IRB advanced approach	581.6	564.4	521.2	46.5	45.1	41.6
					-	-
Counterparty credit risk	90.7	95.8	45.8	7.3	7.7	3.7
Standardised approach	25.2	36.6	3.6	2.0	2.9	0.3
Advanced approach	65.5	59.2	42.2	5.3	4.8	3.4
					-	-
Market risk	56.0	63.4	63.4	4.5	5.1	5.1
Operational risk	117.8	119.2	119.2	9.4	9.5	9.5
					-	-
At 31 December	1,219.8	1,214.9	1,092.7	97.6	97.2	87.4
					-	-
Of which:
Run-off portfolios	99.2	142.3	104.9	7.9	11.4	8.4
Legacy credit in GB&M	44.1	63.7	26.4	3.5	5.1	2.1
US CML and Other2	55.1	78.6	78.5	4.4	6.3	6.3
Card and Retail Services3	-	1.1	1.1	-	0.1	0.1

1   'Capital required', here and in all tables where the term is used, represents the Pillar I capital charge at 8% of RWAs.
2   'Other' includes treasury services related to the US Consumer and Mortgage Lending ('CML') business and operations in run-off.
3   Operational risk RWAs, under the standardised approach, are calculated using an average of the last three years' revenues. For business disposals, the operational risk RWAs are not released immediately on disposal, but diminish over a period of time. The RWAs for the Card and Retail Services business at 31 December 2013 represent the remaining operational risk RWAs for this business.

Tables 2 and 3 below summarise RWAs by global business and risk type across our five geographical regions. Commentaries on the impact of the CRD IV rules, by Basel approach and exposure class, and drivers of RWA movements, compared with the prior year, can be found on pages 22 to 29.

Table 2: Risk-weighted assets - by global business and region

	Europe	Asia	MENA	North America	Latin America	Total RWAs	Capital required
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

Retail Banking and Wealth Management	42.4	59.1	7.7	73.5	22.4	205.1	16.4
Commercial Banking	106.3	208.6	26.0	58.2	33.3	432.4	34.6
Global Banking and Markets1	209.8	193.0	27.8	81.2	32.9	516.1	41.3
Global Private Banking	11.9	3.5	0.3	4.9	0.2	20.8	1.7
Other2	5.0	35.6	1.2	3.6	-	45.4	3.6

At 31 December 2014	375.4	499.8	63.0	221.4	88.8	1,219.8	97.6

Retail Banking and Wealth Management	45.9	51.9	7.9	103.8	24.0	233.5	18.7
Commercial Banking	90.5	192.4	25.2	50.7	32.9	391.7	31.3
Global Banking and Markets1	149.2	164.9	27.8	62.1	32.2	422.3	33.8
Global Private Banking	13.1	3.6	0.4	4.4	0.2	21.7	1.7
Other2	1.4	17.9	1.2	2.8	0.2	23.5	1.9

At 31 December 2013	300.1	430.7	62.5	223.8	89.5	1,092.7	87.4

1   RWAs are non-additive across regions due to market risk diversification effects within the Group.
2   Includes the results of certain property transactions, unallocated investment activities, centrally held investment companies, movements in fair value of own debt, central support costs with associated recoveries, HSBC's holding company and financing operations.

Table 3: Risk-weighted assets - by risk type and region

	Europe	Asia	MENA	North America	Latin America	Total RWAs	Capital required
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

Credit risk	263.2	399.1	54.6	171.6	66.8	955.3	76.4
Counterparty credit risk	40.6	21.9	1.2	23.0	4.0	90.7	7.3
Market risk1	36.1	33.0	1.0	11.6	2.9	56.0	4.5
Operational risk	35.5	45.8	6.2	15.2	15.1	117.8	9.4

At 31 December 2014	375.4	499.8	63.0	221.4	88.8	1,219.8	97.6

Credit risk	211.4	348.8	55.0	184.2	64.9	864.3	69.1
Counterparty credit risk	23.0	10.9	0.7	8.5	2.7	45.8	3.7
Market risk1	30.6	26.9	0.8	13.9	5.1	63.4	5.1
Operational risk	35.1	44.1	6.0	17.2	16.8	119.2	9.5

At 31 December 2013	300.1	430.7	62.5	223.8	89.5	1,092.7	87.4

1   RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.

To view charts in PDF format please click on the link below:
http://www.rns-pdf.londonstockexchange.com/rns/5403F_-2015-2-22.pdf

RWAs by risk type	Credit risk RWAs by Basel approach
http://www.rns-pdf.londonstockexchange.com/rns/5403F_-2015-2-22.pdf	http://www.rns-pdf.londonstockexchange.com/rns/5403F_-2015-2-22.pdf
RWAs by region1	RWAs by global business
http://www.rns-pdf.londonstockexchange.com/rns/5403F_-2015-2-22.pdf	http://www.rns-pdf.londonstockexchange.com/rns/5403F_-2015-2-22.pdf

1    In 2014 we changed the basis of our geographical segmentation. Businesses previously reported in 'Hong Kong' and 'Rest of Asia-Pacific' are now reflected in the new geographical segment 'Asia' (see Note 11 on the Financial
      Statements for further details). There has been no change in the underlying business operations. This applies to all tables in this document that show a breakdown by region.

Regulatory framework for disclosures

HSBC is supervised on a consolidated basis in the UK by the PRA, which receives information on the capital adequacy of, and sets capital requirements for, the Group as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, who set and monitor their local capital adequacy requirements. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.

At a consolidated group level, we calculated capital for prudential regulatory reporting purposes throughout 2014 using the Basel III framework of the Basel Committee on Banking Supervision ('Basel Committee') as implemented by the European Union ('EU') in the amended Capital Requirements Directive, known as CRD IV, and in the PRA's Rulebook for the UK banking industry. The regulators of Group banking entities outside the EU are at varying stages of implementation of the Basel framework, so local regulation in 2014 may have been on the basis of Basel I, II or III.

The Basel framework is structured around three 'pillars': the Pillar 1 minimum capital requirements and Pillar 2 supervisory review process are complemented by Pillar 3 market discipline. The aim of Pillar 3 is to produce disclosures which allow market participants to assess the scope of application by banks of the Basel framework and the rules in their jurisdiction, their capital condition, risk exposures and risk management processes, and hence their capital adequacy. Pillar 3 requires all material risks to be disclosed, enabling a comprehensive view of a bank's risk profile.

The PRA's final rules deployed available national discretion in order to accelerate significantly the transition timetable to full 'end point' CRD IV compliance. Notwithstanding this, and other major developments in regulation during 2014, important elements of the capital adequacy framework in the UK have yet to be clarified, so that uncertainties remain as to the amount of capital that banks will be required to hold. These include the quantification and interaction of capital buffers, Total Loss Absorbing Capacity ('TLAC') and the impact of structural reform. In addition, various technical standards and guidelines remain to be issued by the European Banking Authority ('EBA'), requiring adoption by the European Commission to come legally into force. Details of the major continuing regulatory reforms are set out in the 'Regulatory developments' section below.

Pillar 3 Disclosures 2014

The Pillar 3 Disclosures 2014 comprise all information required under Pillar 3 in the UK, both quantitative and qualitative. They are made in accordance with Part 8 of the Capital Requirements Regulation within CRD IV, which came directly into legal force in the UK from 1 January 2014, supplemented by any specific additional requirements of the PRA and discretionary disclosures on our part.

In our disclosures, to give insight into movements during the year, we provide comparative figures for the prior year, analytical review of variances and 'flow' tables for capital requirements. Capital resources tables track the position from Basel 2.5 to CRD IV transitional and end-point bases. We do not re-state prior year comparatives to reflect CRD IV rules. Specific changes are set out below.

The principal changes in our Pillar 3 Disclosures 2014, compared with the prior year, are:
  enhanced capital and leverage disclosures:
  -  new tables 6a and 6b setting out the linkages between the financial balance sheet and regulatory exposures;
  -  extended coverage of Pillar 2 and capital buffers (page 6);
  -  capital tables 7 and 8 showing CRD IV transitional basis, compared with Basel 2.5 and reconciliation to end point;
  -  updated disclosures on leverage (page 30).
  more granular risk disclosures:
  -  CRD IV impact and RWA flow tables 9 to 19;
  -  an expanded analysis of key metrics by exposure class and geography (Tables 28 and 32a);
  -  detail of Credit Valuation Adjustment and Central Counterparty exposures within Counterparty Credit Risk;
  -  an extended section on Market Risk (page 83).
  other items:
  -  enhanced coverage of capital and risk governance, as required by Capital Requirements Regulation Article 435 (page 32);
  -  an asset encumbrance disclosure required under EBA guidelines (Appendix II);
  -  removal of the regulatory remuneration disclosures to the Annual Report and Accounts 2014;
  -  extended charts and other presentational improvements to aid clarity.

We publish comprehensive Pillar 3 disclosures annually on the HSBC internet site www.hsbc.com, simultaneously with the release of our Annual Report and Accounts 2014. Our interim reports and management statements include relevant summarised regulatory capital information complementing the financial and risk information presented there.

Some Pillar 3 disclosures have been withheld or aggregated because they are immaterial or, exceptionally, proprietary or confidential in nature, and we comment as appropriate. New EBA mandatory guidelines on Pillar 3 disclosures will result in semi-annual or quarterly publication of disclosures on capital, ratios, RWAs, leverage and risk model metrics that exceed the scope of our current interim disclosures. The guidelines are subject to implementation by national supervisors and are expected to enter into force in 2015.

Pillar 3 requirements may be met by inclusion in other disclosure media. Where we adopt this approach, references are provided to the relevant pages of the Annual Report and Accounts 2014 or other location.

We continue to engage constructively in the work of the UK authorities and industry associations to improve the transparency and comparability of UK banks' Pillar 3 disclosures. We also take due account of other regulatory assessments, such as reviews by the EBA of best disclosure practice and progress reports of the Enhanced Disclosure Task Force ('EDTF') on the implementation of their October 2012 report.

Regulatory developments

Regulatory capital buffers

CRD IV establishes a number of capital buffers, to be met with common equity tier 1 ('CET1') capital, broadly aligned with the Basel III framework. CRD IV contemplates that these will be phased in from 1 January 2016, subject to national discretion.

Automatic restrictions on capital distributions apply if a bank's CET1 capital falls below the level of its CRD IV combined buffer. This is defined as the total of the capital conservation buffer ('CCB'), the countercyclical capital buffer ('CCyB'), the global systemically important institutions ('G-SII's) buffer and the systemic risk buffer ('SRB') as these become applicable. The PRA have proposed that the use of the PRA buffer will not result in automatic restrictions on capital distributions.

In April 2014, HM Treasury published the statutory instrument 'Capital Requirements (Capital Buffers and Macro-Prudential Measures) Regulations 2014' transposing into UK legislation the main provisions in CRD IV related to capital buffers, with the exception of the SRB. In January 2015, HM Treasury published amendments to this statutory instrument in order to transpose the SRB.

The PRA is the designated authority for the G-SIIs buffer, the other systemically important institutions ('O-SII's) buffer and the CCB. In April 2014, they published rules and supervisory statements implementing the main CRD IV provisions in relation to these buffers. The Bank of England is the designated authority for the CCyB and other macro-prudential measures. Whilst the PRA is the designated authority for applying and determining the SRB, the Financial Policy Committee (UK) ('FPC') is responsible for creating the SRB framework for calibration.

G-SII buffer

The G-SII buffer (which is the EU implementation of the Basel global systemically important banks ('G-SIB's) buffer) is to be met with CET1 capital and will be phased in from 1 January 2016. In October 2014, finalised technical standards on the methodology for identification of G-SIIs were published in the EU's Official Journal and came into effect from 1 January 2015.

In November 2014, the Financial Stability Board ('FSB') and the Basel Committee updated the list of G-SIBs, using end-2013 data. The add-on of 2.5% previously assigned to HSBC was left unchanged.

Following direction from the PRA to UK banks in its Supervisory Statement issued in April 2014, and in accordance with the EBA final draft Implementing Technical Standards ('ITS') and guidelines published in June 2014, we published the EBA template in July 2014. This disclosed the information used for the identification and scoring process which underpins our G-SIB designation. The final ITS for disclosure requirements were published in September 2014, and will form the basis of our future 2015 disclosure of G-SII indicators.

Capital conservation buffer

The CCB was designed to ensure banks build up capital outside periods of stress that can be drawn down when losses are incurred and is set at 2.5% of RWAs. The PRA will phase in this buffer from 1 January 2016 to 1 January 2019.

Countercyclical and other macro-prudential buffers

CRD IV contemplates a countercyclical buffer in line with Basel III, in the form of an institution-specific CCyB and the application of increased requirements to address macro-prudential or systemic risk.

In January 2014, the FPC issued a policy statement on its powers to supplement capital requirements, through the use of the CCyB and the Sectoral Capital Requirements ('SCR') tools. The CCyB is expected to be set in the range of 0-2.5% of relevant credit exposures RWAs, although it is uncapped. Under UK legislation, the FPC is required to determine whether to recognise any CCyB rates set by other EEA countries before 2016.

In June 2014, the FPC set the CCyB rate for UK exposures at 0%. At its September 2014 meeting, the FPC left the CCyB rate for UK exposures unchanged at 0% and recognised the 1% CCyB rates introduced by Norway and Sweden to become effective from 3 October 2015.

In January 2015, the HKMA announced the application of a CCyB rate of 0.625% to Hong Kong exposures, to apply from 1 January 2016. In accordance with UK legislation and PRA supervisory statement PS 3/14, this rate will directly apply to the calculation of our institution-specific CCyB rate from 1 January 2016.

The institution-specific CCyB rate for the Group will be based on the weighted average of the CCyB rates that apply in the jurisdictions where relevant credit exposures are located. Currently the Group's institution specific CCyB is zero. The SCR tool is not currently deployed in the UK.

Systemic risk buffer

In addition to the measures above, CRD IV sets out an SRB for the financial sector as a whole, or one or more sub-sectors, to be deployed as necessary by each EU member state with a view to mitigating structural macro-prudential risk.

In January 2015, the legislative changes necessary to transpose the SRB were implemented. The SRB is to be applied to ring fenced banks and building societies (over a certain threshold), which are together defined as 'SRB institutions'. The SRB can be applied on an individual, sub-consolidated or consolidated basis and is applicable from 1 January 2019. By 31 May 2016, the FPC is required to create a framework for identifying the extent to which the failure or distress of SRB institutions will pose certain long-term non-cyclical systemic or macro-prudential risks. The PRA will apply this framework to determine whether specific SRB institutions would be subject to an SRB rate, and the level at which the buffer would be applied and is able to exercise supervisory judgement to determine what the rate should be. Where applicable the buffer rate must be set in the range of 1% to 3%. The buffer rate would apply to all the SRB institution's exposures unless the PRA has recognised a buffer rate set in another member state. If the SRB is applied on a consolidated basis it is expected that the higher of the G-SII or SRB would apply, in accordance with CRD IV.

Pillar 2 and the 'PRA buffer'

Under the Pillar 2 framework, banks are already required to hold capital in respect of the internal capital adequacy assessment and supervisory review which leads to a final determination by the PRA of individual capital guidance under Pillar 2A and Pillar 2B. Pillar 2A was previously met by total capital, but since 1 January 2015, in accordance with the PRA supervisory statement SS 5/13, is met with at least 56% CET1.

Pillar 2A guidance is a point in time assessment of the amount of capital the PRA considers that a bank should hold to meet the overall financial adequacy rule. It is therefore subject to change pending annual assessment and the supervisory review process. During 2014, the Group Pillar 2A guidance amounted to 1.5% of RWAs, of which 0.9% was to be met by CET1. In February 2015, this was revised to 2.0% of RWAs, of which 1.1% is to be met by CET1 and is effective immediately.

In January 2015, the PRA published a consultation on the Pillar 2 Framework. This set out the methodologies that the PRA proposed to use to inform its setting of firms' Pillar 2 capital requirements, including proposing new approaches for determining Pillar 2 requirements for credit risk, operational risk, credit concentration risk and pension obligation risk.

As part of CRD IV implementation, the PRA proposed to introduce a PRA buffer, to replace the capital planning buffer ('CPB') (known as Pillar 2B), also to be held in the form of CET1 capital. This was reconfirmed in the recent PRA consultation on the Pillar 2 framework. It is proposed that a PRA buffer will avoid duplication with CRD IV buffers and will be set for a particular firm depending on its vulnerability in a stress scenario or where the PRA has identified risk management and governance failings. In order to address weaknesses in risk management and governance, the PRA propose a scalar applied to firms' CET1 Pillar 1 and Pillar 2A capital requirements. Where the PRA considers there is overlap between the CRD IV buffers and the PRA buffer assessment, the PRA proposes to set the PRA buffer as the excess capital required over and above the CCB and relevant systemic buffers. The PRA buffer will however be in addition to the CCyB and sectoral capital requirements.

The PRA expects to finalise the Pillar 2 framework in July 2015, with implementation expected from 1 January 2016. Until this consultation is finalised and revised rules and guidance issued, there remains uncertainty as to the exact buffer rate requirements, and their ultimate capital impact.

Overall capital requirements

Following the developments outlined above, details are beginning to emerge of the various elements of the capital requirements framework. However, there remains residual uncertainty as to what HSBC's precise end point CET1 capital requirement will be. Elements of the capital requirements that are known or quantified to date are set out in the diagram below. Time-varying elements, such as the macro-prudential tools, the Pillar 2 requirements and systemic buffers are subject to change.

Capital requirements framework (end point)
To view chart in PDF format please click on the link below:
http://www.rns-pdf.londonstockexchange.com/rns/5403F_-2015-2-22.pdf

In addition to the capital requirements tabulated above, we will need to consider the effect of FSB proposals published in November 2014 in relation to TLAC requirements. For further details, seepage 10.

Regulatory stress testing

The Group is subject to supervisory stress testing in many jurisdictions. These supervisory requirements are increasing in frequency and in the granularity with which results are required. As such, stress testing represents a key focus for the Group.

In October 2013, the Bank of England published an initial discussion paper 'A framework for stress testing the UK banking system'. The framework replaces the current stress testing for the capital planning buffer with annual concurrent stress tests, the results of which are expected to inform the setting of the PRA buffer, the CCyB, sectoral capital requirements and other FPC recommendations to the PRA. In April 2014, the Bank of England published details of the UK stress testing exercise, which the Group subsequently participated in. The results of this exercise were published in December 2014.

Throughout 2014 the Group participated in various stress testing exercises across a number of different jurisdictions. For further details on all stress testing exercises, see pages 117-125 of the Annual Report and Accounts 2014.

RWA developments

Throughout 2014, regulators issued a series of recommendations and consultations designed to revise the various components of the RWA regime and increase related reporting and disclosures.

UK

In March 2014, the FPC published that it was minded to recommend that firms report and disclose capital ratios using the standardised approach to credit risk as soon as practicable in 2015 following a Basel review of the standardised approach.

In June 2014, the PRA issued its consultation paper CP12/14. This proposed changes to the credit risk rules in two areas. Firstly, a proposal that exposures on the advanced internal ratings-based approach for central governments, public sector entities, central banks and financial sector entities would be moved to the foundation approach from June 2015. Secondly, a proposal to introduce stricter criteria for the application of the standardised risk weight for certain commercial real estate ('CRE') exposures located in non-EEA countries, which would be dependent upon loss rates in these jurisdictions over a representative period. In October, the PRA published a policy statement ('PS10/14') containing final rules on the second proposal, which introduces more stringent criteria for the application of risk weights to non-EEA CRE exposures from April 2015.

EU

In May 2014, the EBA published a consultation on benchmarks of internal approaches for calculating own funds requirements for credit and market risk exposures in RWAs. This follows a series of benchmarking exercises in 2013 to better understand the drivers of differences observed in RWAs across EU institutions. The future annual benchmarking exercise outlined in the consultation paper aims to improve the comparability of capital requirements calculated using internal modelled approaches and will be used by regulators to inform their policy decisions.

In June 2014, the EBA published a consultation on thresholds for the application of the standardised approach for exposures treated under permanent partial use and the internal ratings-based approach ('IRB') roll-out plan. The finalised Regulatory Technical Standards ('RTS') are yet to be published.

In December 2014, the list of non-EEA countries that are deemed to have equivalent regulatory regimes for CRD IV purposes was published in the EU's Official Journal, and became effective on 1 January 2015. This equivalence evaluation affects the treatment of exposures across a number of different areas in CRD IV, such as the treatment of exposures to third country investment firms, credit institutions and exchanges; standardised risk weights applicable to exposures to central governments, central banks, regional governments, local authorities and public sector entities; and the calculation of RWAs for exposures to corporates, institutions, central governments and central banks under the IRB approach.

International

Throughout 2014, the Basel Committee published proposals across all Pillar 1 risk types, to update standardised, non-modelled approaches for calculating capital requirements and to provide the basis for the application of a capital floor.

In particular, in March 2014, the Basel Committee published finalised proposals for the standardised approach for calculating counterparty credit risk exposures for over-the-counter ('OTC') derivatives, exchange traded derivatives and long settlement transactions. Following this, another technical paper on the foundations of the new standard was published in August 2014. The new approach is proposed to replace both the current exposure measure and the standardised method and is expected to come into effect on 1 January 2017.

In October 2014, the Basel Committee also published a consultation and a Quantitative Impact Study ('QIS') to revise the standardised approach for calculating operational risk. The proposals seek to establish a new unitary standardised approach to replace the current non-model-based approaches, which comprise the basic indicator approach and the standardised approach, including its variant the alternative standardised approach. An implementation date is yet to be proposed.

In December 2014, the Basel Committee undertook a further consultation on its fundamental review of the trading book. This included revisions to the market risk framework that was published for consultation in October 2013. The Committee intends to carry out a further QIS in early 2015 to inform finalised proposals expected at the end of 2015.

In December 2014, the Basel Committee published a revised framework for securitisation risk, which will come into effect on 1 January 2018.

In December 2014, the Basel Committee also published a consultation paper on revisions to the Standardised Approach for credit risk. Proposals include a reduced reliance on external credit ratings; increased granularity and risk sensitivity; and updated risk weight calibrations. Proposed calibration for risk weights are indicative only and will be further informed by responses from this consultation and results from a QIS.

Additionally, in December 2014, the Basel Committee published a consultation on the design of a capital floor framework, which will replace the Basel I floor. The calibration of the floor is, however, outside the scope of this consultation. The Committee has stated its intention to publish final proposals including calibration and implementation timelines by the end of 2015.

All finalised Basel Committee proposals for standardised approaches for calculating risk requirements and the introduction of a revised capital floor would need to be transposed into EU requirements before coming into legal effect.

Leverage ratio proposals

In October 2014, the FPC published final recommendations on the design of a UK specific leverage ratio framework and calibration. This followed an earlier FPC consultation in July 2014 on the design of the framework. The FPC finalised recommendations included a minimum leverage ratio of 3% to be implemented as soon as practicable for UK G-SIBs and major UK banks and building societies, a supplementary leverage ratio buffer applied to systemically important firms of 35% of the relevant risk-weighted systemic risk buffer rates, and a further countercyclical leverage ratio buffer ('CCLB') of 35% of the relevant risk weighted CCyB. The minimum leverage ratio is to be met 75% with CET1 and 25% with AT1, and both the supplementary leverage ratio buffer and CCLB are to be met 100% with CET1. The FPC recommended that HM Treasury provide the FPC with the necessary powers to direct the PRA to set leverage ratio requirements implementing the above mentioned calibration and framework.

HM Treasury published a consultation paper in November 2014, which responded to and agreed with the FPC recommendations in relation to the design of the leverage ratio framework. Specifically, HM Treasury agreed that the FPC should be granted powers to direct the PRA on a minimum requirement, additional leverage ratio buffer (for G-SIBs, major UK banks and building societies including ring fenced banks) and a CCLB. HM Treasury did not, however, provide any views on the calibration. The consultation paper included legislative changes to provide the FPC with new powers. In February 2015, HM Treasury published a summary of responses, alongside the draft instrument which was laid before Parliament.

Banking structural reform and recovery and resolution planning

In the EU, the Bank Recovery and Resolution Directive ('BRRD') was finalised and published in June 2014. This came into effect from 1 January 2015, with the option to delay implementation of bail-in provisions until 1 January 2016. Regardless of this, the UK introduced bail-in powers from 1 January 2015. The UK transposition of the BRRD builds on the resolution framework already in place in the UK. In January 2015, the PRA published a policy statement containing updated requirements for recovery and resolution planning which revises PRA rules that have been in force since 1 January 2014. In addition, the EBA has produced a number of RTS, some of which are yet to be finalised, that will further inform the BRRD requirements.

In December 2013, the UK's Financial Services (Banking Reform) Act 2013 received royal assent, which implements ring-fencing recommendations of the Independent Commission on Banking. This has been supplemented through secondary legislation which was finalised in July 2014. In October 2014, the PRA published a consultation paper on ring-fencing rules. The PRA intends to undertake further consultation and finalise ring-fencing rules in due course, with implementation by 1 January 2019.

In January 2014, the European Commission also published legislative proposals on ring-fencing trading activities from deposit taking and a prohibition on proprietary trading in financial instruments and commodities. This is currently under discussion in the European Parliament and the Council.

For further details of the policy background and the Group's approach to recovery and resolution planning see page 14 of the Annual Report and Accounts 2014.

Total loss absorbing capacity proposals

In November 2014, as part of the 'too big to fail' agenda, the FSB published proposals for TLAC for G-SIBs.

The FSB proposals include a minimum TLAC requirement in the range of 16-20% of RWAs and a TLAC leverage ratio of at least twice the Basel III tier 1 leverage ratio. The TLAC requirement is to be applied in accordance with individual resolution strategies, as determined by the G-SIB's crisis management group. A QIS is currently underway, the results of which will inform finalised proposals. The conformance period for the TLAC requirement will also be influenced by the QIS, but will not be before 1 January 2019. Once finalised, it is expected that any new TLAC standard should be met alongside the Basel III minimum capital requirements.

The draft proposals require G-SIBs to be subject to a minimum TLAC requirement with the precise requirement to be informed by the QIS. There are a number of requirements relating to the types of liabilities which can be used to meet the TLAC requirement, the composition of TLAC, and the location of liabilities within a banking group, in accordance with its resolution strategy. The TLAC proposals are expected to be finalised in 2015 and will then need to be implemented into national legislation.

Other regulatory updates

In January 2015, the EBA published revised final draft RTS on prudent valuation. Finalised requirements will need to be adopted by the European Commission and published in the EU's Official Journal before coming into effect.

In June 2014, the EBA and Basel Committee each issued a consultation on the Pillar 3 disclosures. The final EBA guidelines were issued in December 2014 and entail additional process and governance around the Pillar 3 report, as well as semi-annual or quarterly disclosure of key capital, ratio, RWA, leverage and risk model information, exceeding the scope of our current interim disclosures. The guidelines are subject to implementation by national supervisors and are expected to enter into force in 2015.

The final Basel standards on 'Revised Pillar 3 disclosure requirements' were issued in January 2015. They mandate extensive use of standardised templates, to enhance comparability between banks' disclosures, as well as requiring a considerable volume of disclosures to be produced semi-annually, rather than annually as hitherto. The revised framework calls for disclosure at the latest from 2016 year-end, concurrently with financial reports.

Linkage to the Annual Report and Accounts 2014

Basis of consolidation

The basis of consolidation for the purpose of financial accounting under International Financial Reporting Standards ('IFRSs'), described in Note 1 of the Annual Report and Accounts 2014, differs from that used for regulatory purposes as described in 'Structure of the regulatory group' on page 13. Table 4 below provides a reconciliation of the balance sheet from the financial accounting to the regulatory scope of consolidation.

It is the regulatory balance sheet, and not the financial accounting balance sheet, which forms the basis for the calculation of regulatory capital requirements.

The alphabetic references in this table link to the corresponding references in table 7: 'Composition of Regulatory Capital' on page 20, identifying those balances which form part of that calculation.

Table 4: Reconciliation of balance sheets - financial accounting to regulatory scope of consolidation

		At 31 December 2014
		Accounting balance sheet	Deconsolidation of insurance/ other entities	Consolidation of banking associates	Regulatory balance sheet
	Ref	US$m	US$m	US$m	US$m
Assets
Cash and balances at central banks		129,957	-	30,731	160,688
Items in the course of collection from other banks		4,927	-	80	5,007
Hong Kong Government certificates of indebtedness		27,674	-	-	27,674
Trading assets		304,193	(720)	2,357	305,830
Financial assets designated at fair value		29,037	(28,791)	3,312	3,558
Derivatives		345,008	(94)	353	345,267
Loans and advances to banks		112,149	(2,727)	7,992	117,414
Loans and advances to customers		974,660	(10,809)	116,484	1,080,335
of which:
- impairment allowances on IRB portfolios	i	(6,942)	-	-	(6,942)
- impairment allowances on standardised portfolios		(5,395)	-	(2,744)	(8,139)
Reverse repurchase agreements - non-trading		161,713	(30)	7,510	169,193
Financial investments		415,467	(50,420)	33,123	398,170
Capital invested in insurance and other entities		-	2,542	-	2,542
Current tax assets		1,309	(16)	-	1,293
Prepayments, accrued income and other assets		75,176	(5,295)	8,501	78,382
of which:
- goodwill and intangible assets of disposal groups held for sale	h	8	-	-	8
- retirement benefit assets	g	(5,028)	-	-	(5,028)
- impairment allowances on assets held for sale		(16)	-	-	(16)
of which:
- IRB portfolios	i	(16)	-	-	(16)
- standardised portfolios			-	-
Interests in associates and joint ventures		18,181	-	(17,479)	702
of which:
- positive goodwill on acquisition	h	621	-	(606)	15

Goodwill and intangible assets	h	27,577	(5,593)	571	22,555
Deferred tax assets	n	7,111	163	474	7,748

Total assets		2,634,139	(101,790)	194,009	2,726,358

Liabilities and equity
Hong Kong currency notes in circulation		27,674	-	-	27,674
Deposits by banks		77,426	(21)	40,530	117,935
Customer accounts		1,350,642	(535)	141,858	1,491,965
Repurchase agreements - non-trading		107,432	-	-	107,432
Items in course of transmission to other banks		5,990	(3)	-	5,987
Trading liabilities		190,572	(42)	50	190,580
Financial liabilities designated at fair value		76,153	(6,317)	-	69,836
of which:
- term subordinated debt included in tier 2 capital	m	21,822	-	-	21,822
- hybrid capital securities included in tier 1 capital	j	1,495	-	-	1,495

Derivatives		340,669	37	331	341,037
Debt securities in issue		95,947	(7,797)	3,720	91,870
Current tax liabilities		1,213	(138)	317	1,392
Liabilities under insurance contracts		73,861	(73,861)	-	-
Accruals, deferred income and other liabilities		53,396	(3,659)	5,145	54,882
of which:
- retirement benefit liabilities		3,208	(2)	56	3,262
- contingent liabilities and contractual commitments		234	-	-	234
of which:
- credit-related provisions on IRB portfolios	i	132	-	-	132
- credit-related provisions on standardised portfolios		102	-	-	102
Provisions		4,998	(63)	-	4,935
Deferred tax liabilities		1,524	(1,009)	2	517
Subordinated liabilities		26,664	-	2,056	28,720
of which:
- hybrid capital securities included in tier 1 capital	j	2,761	-	-	2,761
- perpetual subordinated debt included in tier 2 capital	l	2,773	-	-	2,773
- term subordinated debt included in tier 2 capital	m	21,130	-	-	21,130

Reconciliation of balance sheets - financial accounting to regulatory scope of consolidation (continued)

		At 31 December 2014
		Accounting balance sheet	Deconsolidation of insurance/ other entities	Consolidation of banking associates	Regulatory balance sheet
	Ref	US$m	US$m	US$m	US$m

Total shareholders' equity	a	190,447	(7,531)	-	182,916
of which:
- other equity instruments included in tier 1 capital	c, j	11,532	-	-	11,532
- preference share premium included in tier 1 capital	b	1,405	-	-	1,405

Non-controlling interests	d	9,531	(851)	-	8,680
of which:
- non-cumulative preference shares issued by subsidiaries included in tier 1 capital	e	2,127	-	-	2,127
- non-controlling interests included in tier 2 capital, cumulative preferred stock	f	300	-	-	300
- non-controlling interests attributable to holders of ordinary shares in subsidiaries included in tier 2 capital	f, m	173	-	-	173

Total liabilities and equity		2,634,139	(101,790)	194,009	2,726,358

		At 31 December 2013
		Accounting balance sheet	Deconsolidation of insurance/ other entities	Consolidation of banking associates	Regulatory balance sheet
	Ref	US$m	US$m	US$m	US$m
Assets
Trading assets		303,192	32	1,686	304,910
Loans and advances to customers		1,080,304	(13,182)	110,168	1,177,290
of which:
- impairment allowances on IRB portfolios	i	(9,476)	-	-	(9,476)
- impairment allowances on standardised portfolios	k	(5,667)	-	(2,465)	(8,132)

Financial investments		425,925	(52,680)	31,430	404,675
Capital invested in insurance and other entities		-	9,135	-	9,135
Interests in associates and joint ventures		16,640	-	(15,982)	658
of which:
- positive goodwill on acquisition	h	608	-	(593)	15

Goodwill and intangible assets	h	29,918	(5,369)	631	25,180
Other assets		815,339	(37,634)	57,477	835,182
of which:
- goodwill and intangible assets of disposal groups held for sale	h	3	-	-	3
- retirement benefit assets	g	2,140	-	-	2,140
- impairment allowances on assets held for sale		(111)	-	-	(111)
of which:
- IRB portfolios	i	-	-	-	-
- standardised portfolios	k	(111)	-	-	(111)

Total assets		2,671,318	(99,698)	185,410	2,757,030

		At 31 December 2013
		Accounting balance sheet	Deconsolidation of insurance/ other entities	Consolidation of banking associates	Regulatory balance sheet
	Ref	US$m	US$m	US$m	US$m
Liabilities and equity
Deposits by banks		129,212	(193)	33,296	162,315
Customer accounts		1,482,812	(711)	142,924	1,625,025
Trading liabilities		207,025	(129)	161	207,057
Financial liabilities designated at fair value		89,084	(13,471)	-	75,613
of which:
- term subordinated debt included in tier 2 capital	m	18,230	-	-	18,230
- hybrid capital securities included in tier 1 capital	j	3,685	-	-	3,685

Debt securities in issue		104,080	(9,692)	1,021	95,409
Retirement benefit liabilities	g	2,931	(11)	56	2,976
Subordinated liabilities		28,976	2	2,961	31,939
of which:
- hybrid capital securities included in tier 1 capital.	j	2,873	-	-	2,873
- perpetual subordinated debt included in tier 2 capital	l	2,777	-	-	2,777
- term subordinated debt included in tier 2 capital	m	23,326	-	-	23,326

Other liabilities		436,739	(73,570)	4,991	368,160
of which:
- contingent liabilities and contractual commitments		177	-	-	177
of which:
- credit-related provisions on IRB portfolios	i	155	-	-	155
- credit-related provisions on standardised portfolios	k	22	-	-	22

Total shareholders' equity	a	181,871	(1,166)	-	180,705
of which:
- other equity instruments included in tier 1 capital	c, j	5,851	-	-	5,851
- preference share premium included in tier 1 capital	b	1,405	-	-	1,405

Non-controlling interests	d	8,588	(757)	-	7,831
of which:
- non-cumulative preference shares issued by subsidiaries included in tier 1 capital	e	2,388	-	-	2,388
- non-controlling interests included in tier 2 capital, cumulative preferred stock	f	300	-	-	300
- non-controlling interests attributable to holders of ordinary shares in subsidiaries included in tier 2 capital	f, m	188	-	-	188

Total liabilities and equity		2,671,318	(99,698)	185,410	2,757,030

The references (a) - (n) identify balance sheet components which are used in the calculation of regulatory capital on page 19.

Structure of the regulatory group

HSBC's organisation is that of a financial holding company whose major subsidiaries are almost entirely wholly-owned banking entities. A simplified organisation chart showing the difference between the accounting and regulatory consolidation groups is included at Appendix I to this report.

Interests in banking associates that are equity accounted in the financial accounting consolidation are proportionally consolidated for regulatory purposes by including our share of assets, liabilities, profit and loss and RWAs. The principal associates subject to proportional regulatory consolidation at 31 December 2014 are shown in table 5, representing 99% of our associates' total assets as shown in table 4.

Subsidiaries engaged in insurance activities are excluded from the regulatory consolidation by excluding assets, liabilities and post-acquisition reserves, leaving the investment of these insurance subsidiaries to be recorded at cost. In prior years the investment of these insurance subsidiaries was recorded at the net asset value. This change in treatment from 1 January 2014 has been aligned to the capital treatment under CRD IV where we have excluded post-acquisition reserves from our CET1 capital and the investment to be deducted from CET1 (subject to thresholds) valued at cost.

In the column 'Deconsolidation of insurance/other entities' in the table above the amount of US$2.5bn shown as 'Capital invested in insurance and other entities' represents the cost of investment in our insurance business while the prior year number of US$9.1bn represented the net assets value of these entities. The principal insurance entities are listed in table 5.

The regulatory consolidation also excludes special purpose entities ('SPE's) where significant risk has been transferred to third parties. Exposures to these SPEs are risk-weighted as securitisation positions for regulatory purposes. The deconsolidation of SPEs connected to securitisation activity and other entities mainly impacts the adjustments to 'Loans and advances to customers', 'Financial investments' and 'Debt securities in issue'. Table 5 lists the principal SPEs excluded from the regulatory consolidation with their total assets and total equity. Further details of the use of SPEs in the Group's securitisation activities are shown in Note 39 of the Annual Report and Accounts 2014 and on page 79 of this report.

Table 5: Principal entities with a different regulatory and accounting scope of consolidation

		At 31 December 2014		At 31 December 2013
		Total assets	Total equity	Total assets	Total equity
	Principal activities	US$m	US$m	US$m	US$m
Principal insurance entities excluded from the regulatory consolidation
HSBC Life (UK) Ltd	Life insurance manufacturing	9,113	520	12,259	458
HSBC Assurances Vie (France)	Life insurance manufacturing	26,260	714	27,814	692
HSBC Life (International) Ltd	Life insurance manufacturing	32,578	2,778	28,785	2,070
Hang Seng Insurance Company Ltd	Life insurance manufacturing	13,353	1,323	12,289	1,142
HSBC Insurance (Singapore) Pte Ltd	Life insurance manufacturing	2,843	379	2,416	246
HSBC Life Insurance Company Ltd	Life insurance manufacturing	560	87	354	65
HSBC Amanah Takaful (Malaysia) SB	Life insurance manufacturing	349	31	338	29
HSBC Seguros (Brasil) S.A.	Life insurance manufacturing	619	357	743	441
HSBC Vida e Previdência (Brasil) S.A.	Life insurance manufacturing	5,044	119	5,154	122
HSBC Seguros de Vida (Argentina) S.A.	Life insurance manufacturing	225	55	201	53
HSBC Seguros de Retiro (Argentina) S.A.	Life insurance manufacturing	633	74	691	84
HSBC Seguros S.A. (Mexico)	Life insurance manufacturing	1,013	199	1,133	266

Principal SPEs excluded from the regulatory consolidation
Regency Assets Ltd	Securitisation	10,984	-	13,461	-
Mazarin Funding Ltd1	Securitisation	3,913	(26)	7,431	-
Barion Funding Ltd1	Securitisation	1,970	90	3,769	(59)
Malachite Funding Ltd1	Securitisation	1,403	63	3,004	(22)
Performance Trust1	Securitisation	8	-	707	(3)

Principal associates
Bank of Communications Co., Limited ('BoCom')2	Banking services	1,001,995	74,094	946,332	67,609
The Saudi British Bank	Banking services	50,161	6,807	47,564	6,088

1   These SPEs hold no or de minimis share capital. The negative equity represents net unrealised losses on unimpaired assets on their balance sheets and negative retained earnings.

2   Total assets and total equity as at 30 September 2014.

Table 5 also aims to present as closely as possible the total assets and total equity, on a standalone IFRS basis, of the entities which are included in the Group consolidation on different bases for accounting and regulatory purposes. The figures shown therefore include intra-Group balances.

For insurance entities, these figures exclude any deferred acquisition cost assets that may be recognised in the entities' stand-alone financial reporting. This is because such assets are not recognised in the Group's consolidated financial reporting as this would be incompatible with the recognition of present value of in-force long-term insurance business ('PVIF') on long-term insurance business. The PVIF asset of US$5.3bn and the related deferred tax liability, however, are recognised at the IFRSs consolidated level only, and are therefore also not included in the asset or equity positions for the standalone entities presented in table 5.

For associates, table 5 shows the total assets and total equity of the entity as a whole rather than HSBC's share in the entities' balance sheets.

Measurement of regulatory exposures

The measurement of regulatory exposures is not directly comparable with the financial information presented in the Annual Report and Accounts 2014, and this section sets out the main reasons for this.

The Pillar 3 Disclosures 2014 have been prepared in accordance with regulatory capital adequacy concepts and rules, while the Annual Report and Accounts 2014 are prepared in accordance with IFRSs. The purpose of the regulatory balance sheet is to provide a point in time value of all on balance sheet assets. The regulatory exposure value includes an estimation of risk, and is expressed as the amount expected to be outstanding if and when the counterparty defaults. The difference between total assets on the regulatory balance sheet as shown in table 4, and the credit risk and counterparty credit risk ('CCR') exposure values shown in table 6b below, is principally attributable to the following factors:

Credit risk and CCR exposures
Various assets on the regulatory balance sheet, such as intangible assets and goodwill, are excluded from the calculation of the credit risk exposure value as they are deducted from capital. The regulatory balances are adjusted for the effect of the differences in the basis for regulatory and accounting netting, and in the treatment of financial collateral.
Credit risk exposures only
When assessing credit risk exposures within the regulatory balance sheet, the Basel approach used to report the asset in question determines the calculation method for exposure at default ('EAD'). Using the Basel standardised ('STD') approach, the regulatory exposure value is based on the regulatory balance sheet amount, applying a number of further regulatory adjustments. Using IRB approaches, the regulatory EAD is either determined using supervisory (foundation) or internally modelled (advanced) methods.
EAD takes account of off balance sheet items, such as the undrawn portion of committed facilities, various trade finance commitments and guarantees, by applying credit conversion factors ('CCF') to these items.
Assets on the regulatory balance sheet are net of impairment. EAD, however, is only reduced for impairments under the standardised approach. Impairments under the IRB approach are not used to reduce the EAD amount.

CCR exposures only
For regulatory purposes, trading book items and derivatives and securities financing items in the banking book are treated under the rules for CCR. CCR exposures express the risk that the counterparty to a transaction may default before completing the satisfactory settlement of the transaction. See table 45 for a comparison of derivative accounting balances and CCR exposure for derivatives.
HSBC uses the mark-to-market method and the internal model method ('IMM') approach to calculate CCR EAD. Under the mark-to-market method EAD is based on the balance sheet value of the instrument plus an add-on for potential future exposure. Under the IMM approach modelled exposure value replaces the fair value on the balance sheet.

Moreover, regulatory exposure classes are based on different criteria to accounting asset types and are therefore not comparable on a line by line basis.

The following tables show in two steps how the accounting values in the regulatory balance sheet link to regulatory EAD.

In a first step, table 6a below shows a breakdown of the accounting balances into the risk types that form the basis for regulatory capital requirements. Table 6b then shows the main differences between the accounting balances and regulatory EAD by regulatory risk type.

Table 6a: Mapping of financial statement categories with regulatory risk categories

		Carrying value of items:
	Regulatory balance	Subject to credit risk	Subject to CCR	Subject to securitisation	Subject to the market risk	Subject to deduction from capital or not subject to regulatory capital
	sheet1	framework	framework2	framework3	framework	requirements
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
Assets
Cash and balances at central banks	160.7	160.7	-	-	-	-
Items in the course of collection from other banks	5.0	5.0	-	-	-	-
Hong Kong Government certificates of indebtedness	27.7	27.7	-	-	-	-
Trading assets	305.8	-	23.1	-	305.8	1.1
Financial assets designated at fair value	3.6	3.6	-	-	-	-
Derivatives	345.3	-	344.6	0.7	345.3	-
Loans and advances to banks	117.4	115.3	-	2.1	-	-
Loans and advances to customers	1,080.3	1,078.1	-	2.2	-	-
Reverse repurchase agreements - non-trading	169.2	7.5	161.7	-	-	-
Financial investments	398.2	385.8	-	12.4	-	-
Capital invested in insurance and other entities	2.5	2.5	-	-	-	-
Current tax assets	1.3	1.3	-	-	-	-
Prepayments, accrued income and other assets	78.4	57.6	-	-	15.7	5.0
Interests in associates and joint ventures	0.7	0.7	-	-	-	-
Goodwill and intangible assets	22.6	-	-	-	-	22.6
Deferred tax assets	7.7	6.7	-	-	-	1.0

Total assets at 31 December 2014	2,726.4	1,852.5	529.4	17.4	666.8	29.7

1   The amounts shown in the column 'Regulatory balance sheet' do not equal the sum of the amounts shown in the remaining columns of this table for line items 'Derivatives' and 'Trading assets', as some of the assets included in these items are subject to regulatory capital charges for CCR and market risk.
2   The amounts shown in the column 'subject to CCR framework' include both banking book and trading book.
3   The amounts shown in the column 'subject to securitisation framework' only include banking book. Trading book securitisation positions are included in the market risk column.

Table 6b: Main sources of differences between regulatory exposure values and carrying values in financial statements

	Items subject to:
	Credit risk	CCR	Securitisation framework
	US$bn	US$bn	US$bn

Asset carrying value amount under scope of regulatory consolidation	1,852.5	529.4	17.4
- differences due to reversal of IFRS netting	37.5	-	-
- differences due to financial collateral on standardised approach	(13.9)	-	-
- differences due consideration of provisions on IRB approach	7.3	-	-
- differences due to modelling and standardised CCFs for credit risk and other differences1	289.6	-	21.4
- differences due the credit risk mitigation and potential exposures for counterparty risk	-	(336.8)	-
- differences due to free deliveries and sundry balances	-	8.5	-

Exposure values considered for regulatory purposes at 31 December 2014	2,173.0	201.1	38.8

1   This includes the undrawn portion of committed facilities, various trade finance commitments and guarantees, by applying CCFs to these items.

Capital and Risk

Capital management

Approach and policy

Our approach to capital management is driven by our strategic and organisational requirements, taking into account the regulatory, economic and commercial environment in which we operate. We aim to maintain a strong capital base, to support the risks inherent in our business and to invest in accordance with our six filters framework, exceeding both consolidated and local regulatory capital requirements at all times.

Our capital management process culminates in the annual Group capital plan, which is approved by the Board. HSBC Holdings is the primary provider of equity capital to its subsidiaries and also provides them with non-equity capital where necessary. These investments are substantially funded by HSBC Holdings' issuance of equity and non-equity capital and by profit retention. As part of its capital management process, HSBC Holdings seeks to maintain a balance between the composition of its capital and its investment in subsidiaries. Subject to the above, there is no current or foreseen impediment to HSBC Holdings' ability to provide such investments.

Each subsidiary manages its own capital to support its planned business growth and meet its local regulatory requirements within the context of the Group capital plan. Capital generated by subsidiaries in excess of planned requirements is returned to HSBC Holdings, normally by way of dividends, in accordance with the Group's capital plan.

The ability of subsidiaries to pay dividends or advance monies to HSBC Holdings depends on, among other things, their respective local regulatory capital and banking requirements, statutory reserves, and financial and operating performance. During 2014 and 2013, none of the Group's subsidiaries experienced significant restrictions on paying dividends or repaying loans and advances. Also, there are no foreseen restrictions envisaged by our subsidiaries on paying dividends or repaying loans and advances. None of our subsidiaries which are excluded from the regulatory consolidation has capital resources below its minimum regulatory requirement.

For further details of our approach to capital management, please see page 257 of the Annual Report and Accounts 2014.

Risks to capital

Our top and emerging risks are regularly evaluated to assess the impact on our businesses and core capital position. This evaluation extends to a number of risks not technically within the scope of our top and emerging risks, but which are identified as presenting risks to capital due to their potential to impact the Group's RWAs and/or capital supply position. The downside or upside scenarios are assessed against the Group's capital management objectives and mitigating actions assigned to senior management as necessary.

Stress testing

Our stress testing and scenario analysis programme is central to the monitoring of top and emerging risks, helping us to understand the sensitivities of the core assumptions in our capital plans and assessment of our internal and regulatory capital requirements to the adverse effect of extreme but plausible events. Stress testing allows us to formulate our response and mitigate risk in advance of actual conditions exhibiting the stresses identified in the scenarios.

The governance and management of enterprise-wide stress testing is overseen by the Stress Testing Management Board, chaired by the Group Finance Director, to ensure appropriate senior management oversight and governance of the stress test programmes. Models used within stress testing are approved through functional Model Oversight Committees, with expert stress testing support during development. Updates are provided at each meeting of the Risk Management Meeting of the Group Management Board ('GMB'). The Group Risk Committee is informed, consulted or approves as appropriate.

We are subject to regulatory stress testing in many jurisdictions. These have increased both in frequency and in the granularity of information required by supervisors. These exercises are designed to assess the resilience of banks to adverse economic or political developments and ensure that they have robust, forward-looking capital planning processes that account for their unique risks. They include the programmes of the PRA, the EBA, the Federal Reserve Board, the ECB, the HKMA and other regulators. Assessment by regulators is on both a quantitative and qualitative basis, the latter focusing on our portfolio quality, data provision, stress testing capability and internal management processes.

Further details of the Group's stress testing programme and the major regulatory stress tests that we participated in during 2014 are given on pages 117 and 125 of the Annual Report and Accounts 2014, respectively.

Overview of regulatory capital framework

Introduction

On 1 January 2014, CRD IV rules and new PRA rules as set out in the PRA Rulebook came into effect. This introduced a fundamental change to the regulatory capital framework, increasing the quantum and quality of capital resources required to meet the regulatory Pillar 1 risks and introducing several capital buffers, to be met with CET1 capital, in order to address systemic risk and pro-cyclicality.

The balance of prudential supervision has shifted to devote more attention to macro-prudential concerns, complementing traditional 'micro-prudential', institution-specific work. Hence the Financial Stability Board's initiative on uniform data collection from G-SIBs is to provide consistent and granular information to support improved macro-prudential analysis, understanding of the inter-connected nature of financial markets and early warning of possible issues at a global level.

The global framework for regulatory capital has been, and continues to be, significantly reinforced. It is envisaged that for the largest banks, the Pillar 1 and Pillar 2 requirements will be complemented by a specification of TLAC. The latter incorporates requirements for eligible liabilities, in addition to regulatory capital, which can be bailed in. The Financial Stability Board's proposals for TLAC are currently undergoing consultation.

The section below sets out details of the capital that is eligible for regulatory purposes, and the composition of HSBC's regulatory capital. It describes our Pillar 1 capital requirements as well as the Pillar 2 framework. Finally, it discusses the leverage ratio, which has assumed increasing importance in the supervisory toolkit as a non-risk-based measure supplementing the Basel risk-based methodology.

Eligible regulatory capital

For regulatory purposes, our capital base is divided into three main categories, namely common equity tier 1, additional tier 1 and tier 2, depending on their characteristics.

Common equity tier 1 capital is the highest quality form of capital, comprising shareholders' equity and related non-controlling interests (subject to limits). Under CRD IV various capital deductions and regulatory adjustments are made against these items which are treated differently for the purposes of capital adequacy - these include deductions for goodwill and intangible assets, deferred tax assets that rely on future profitability, negative amounts resulting from the calculation of expected loss amounts under IRB, holdings of capital instruments of financial sector entities and surplus defined benefit pension fund assets.

Additional tier 1 capital comprises eligible non-common equity capital instruments and any related share premium; it also includes qualifying instruments issued by subsidiaries subject to certain limits. Holdings of additional tier 1 instruments of financial sector entities are deducted.

Tier 2 capital comprises eligible capital instruments and any related share premium and qualifying tier 2 capital instruments issued by subsidiaries (subject to limits). Holdings of tier 2 capital instruments of financial sector entities are deducted.

For more details about our minimum capital requirements see the section Composition of regulatory capital on page 19.

Whilst CRD IV allows for the majority of regulatory adjustments and deductions from CET1 to be implemented on a gradual basis from 1 January 2014 to 1 January 2018, the PRA has largely decided not to make use of these transitional provisions. Due to the exclusion of unrealised gains on investment property, and available-for-sale securities which are only capable of being recognised in CET1 capital from 1 January 2015, and PRA acceleration of unrealised losses on these items, our CET1 capital and ratio is lower on a transitional basis than it is on an end point basis.

For additional tier 1 and tier 2 capital, the PRA followed the transitional provisions timing as set out in CRD IV to apply the necessary regulatory adjustments and deductions. The effect of these adjustments is being phased in at 20% per annum from 1 January 2014 to 1 January 2018.

Furthermore, non-CRD IV compliant additional tier 1 and tier 2 instruments benefit from a grandfathering period. This progressively reduces the eligible amount of these instruments that can be included in regulatory capital by 10% per annum, following an initial 20% reduction on 1 January 2014, until they are fully phased out by 1 January 2022.

Under CRD IV, as implemented in the UK, banks are required to meet a minimum CET1 ratio of 4.0% of RWAs (increasing to 4.5% from 1 January 2015), a minimum tier 1 ratio of 5.5% of RWAs (increasing to 6% from 1 January 2015) and a total capital ratio of 8% of RWAs. Alongside CRD IV requirements, from 1 July 2014, the PRA expects major UK banks and building societies to meet a 7% CET1 ratio using the CRD IV end point definition. Going forward, as the grandfathering provisions fall away, we intend to meet these regulatory minima in an economically efficient manner by issuing non-common equity capital as necessary. At 31 December 2014, the Group had US$19.8bn of CRD IV compliant, non-common equity capital instruments, of which US$3.5bn were tier 2 and US$5.7bn were additional tier1 which were issued during the year (for details on the additional tier 1 instruments issued during the year see page 425 of the Annual Report and Accounts 2014. At 31 December 2014, the Group also had US$37.1bn of non-common equity capital instruments qualifying as eligible capital under CRD IV by virtue of application of the grandfathering provisions, after applying the 20% reduction outlined above.

For a full disclosure of the CET1, tier 1 and total capital position on a 'transitional basis' at 31 December 2014, see Appendix III of this report.

Pillar 1

Pillar 1 covers the capital resources requirements for credit risk, market risk and operational risk. Credit risk includes counterparty credit risk and securitisation requirements. These requirements are expressed in terms of RWAs.

Risk category	Scope of permissable approaches	Approach adopted by HSBC

Credit risk
The Basel framework applies three approaches of increasing sophistication to the calculation of Pillar 1 credit risk capital requirements. The most basic level, the standardised approach, requires banks to use external credit ratings to determine the risk weightings applied to rated counterparties. Other counterparties are grouped into broad categories and standardised risk weightings are applied to these categories. The next level, the IRB foundation approach, allows banks to calculate their credit risk capital requirements on the basis of their internal assessment of a counterparty's probability of default ('PD'), but subjects their quantified estimates of EAD and loss given default ('LGD') to standard supervisory parameters. Finally, the IRB advanced approach allows banks to use their own internal assessment in both determining PD and quantifying EAD and LGD.

For consolidated Group reporting, we have adopted the advanced IRB approach for the majority of our business.
Some portfolios remain on the standardised or foundation approaches:
  pending the issuance of local regulations or model approval;
  following supervisory prescription of a non-advanced approach; or
  under exemptions from IRB treatment.
Further information on our IRB roll-out plan may be found on page 44.

Counterparty credit risk
Three approaches to calculating counterparty credit risk and determining exposure values are defined by Basel: standardised, mark-to-market and IMM.
These exposure values are used to determine capital requirements under one of the credit risk approaches; standardised, IRB foundation and IRB advanced.

We use the mark-to-market and IMM approaches for counterparty credit risk. Details of the IMM permission we have received from the PRA can be found in the Financial Services Register on the PRA website. Our aim is to increase the proportion of positions on IMM over time.

Equity	Equity exposures can be assessed under standardised or IRB approaches.	Whilst some equity exposures are reported locally under the IRB simple risk weight approach, for Group reporting purposes all equity exposures are treated under the standardised approach.

Securitisation
Basel specifies two methods for calculating credit risk requirements for securitisation positions in the non-trading book: the standardised approach and the IRB approach, which incorporates the Ratings Based Approach ('RBM'), the Internal Assessment Approach ('IAA') and the Supervisory Formula Method ('SFM').

For the majority of the securitisation non-trading book positions we use the IRB approach, and within this principally the RBM, with lesser amounts on IAA and SFM. We also use the standardised approach for an immaterial amount of non-trading book positions. Securitisation positions in the trading book are treated within Market Risk, using PRA standard rules.

Market risk
Market risk capital requirements can be determined under either the standard rules or the internal models approach ('IMA'). The latter involves the use of internal VAR models to measure market risks and determine the appropriate capital requirement.
The incremental risk charge ('IRC') and comprehensive risk measure ('CRM') also apply.

The market risk capital requirement is measured using internal market risk models, where approved by the PRA, or the PRA standard rules. Our internal market risk models comprise VAR, stressed VAR and IRC. Non-proprietary details of the scope of our IMA permission are available in the Financial Services Register on the PRA website. We are in compliance with the requirements set out in Articles 104 and 105 of the Capital Requirements Regulation.

Operational risk	Basel allows for firms to calculate their operational risk capital requirement under the basic indicator approach, the standardised approach or the advanced measurement approach.
We have historically adopted and currently use the standardised approach in determining our operational risk capital requirement.
We are in the process of developing and implementing an AMA-compliant model which we will use for economic capital calculation. Our medium-term aim is to move to an AMA approach for our operational risk capital requirement calculation.

Capital buffers

CRD IV establishes a number of capital buffers, to be met by CET1 capital, broadly aligned with the Basel III framework. CRD IV contemplates that these will be phased in from 1 January 2016, subject to national discretion.

For more details on capital buffers, see page 6.

Pillar 2

We conduct an internal capital adequacy assessment process ('ICAAP') to determine a forward-looking assessment of our capital requirements given our business strategy, risk profile, risk appetite and capital plan. This process incorporates the Group's risk management processes and governance framework. A range of stress tests are applied to our base capital plan. These, coupled with our economic capital framework and other risk management practices, are used to assess our internal capital adequacy requirements.

The ICAAP is examined by the PRA as part of its supervisory review and evaluation process, which occurs periodically to enable the regulator to define the individual capital guidance or minimum capital requirements for HSBC and our capital planning buffer where required.

For more details on Pillar 2, see page 29.

Leverage ratio

The leverage ratio was introduced into the Basel III framework as a non-risk-based backstop limit, to supplement risk-based capital requirements. It aims to constrain the build-up of excess leverage in the banking sector, introducing additional safeguards against model risk and measurement errors. The ratio is a volume-based measure calculated as Basel III tier 1 capital divided by total on- and off-balance sheet exposures.

For more details on leverage ratio, see page 30.

Composition of regulatory capital

On 1 January 2014, CRD IV rules and new PRA rules as set out in the PRA Rulebook came into effect, replacing the previous PRA's General Prudential Sourcebook ('GENPRU') rules and guidance for calculation of regulatory capital. We complied with the CRD IV rules and PRA's rules throughout 2014.

For a table of the movement in total regulatory capital during the year to 31 December 2014, see page 246 of the Annual Report and Accounts 2014.

All capital securities included in the capital base of HSBC have been issued either in accordance with the rules and guidance in the PRA's GENPRU and included in the capital base by virtue of application of the grandfathering provisions, or issued as fully compliant CRD IV securities (on an end point basis). The main features of capital securities issued by the Group, categorised as tier 1 and tier 2 capital, are set out on pages 423, 424, 437 and 438 of the Annual Report and Accounts 2014.

The values disclosed there are the IFRSs balance sheet carrying amounts, however, not the amounts that these securities contribute to regulatory capital. For example, the IFRSs accounting and the regulatory treatments differ in their approaches to issuance costs, regulatory amortisation and regulatory eligibility limits prescribed in the grandfathering provisions under CRD IV. The composition of capital under the current regulatory requirements is provided in the table below. The alphabetic references link back to table 4: 'Reconciliation of balance sheets - financial accounting to regulatory scope of consolidation', which shows where these items are presented in the respective balance sheets. Not all items are reconcilable, due to regulatory adjustments that are applied, for example to non-common equity capital securities before they can be included in the Group's regulatory capital base.

Table 7: Composition of regulatory capital

	Ref1	CRD IV transitional		Basel 2.5
		At 31 December 2014 US$m	Estimated at 31 December 2013 US$m	At 31 December 2013 US$m

Tier 1 capital
Shareholders' equity		166,617	164,057	173,449
Shareholders' equity per balance sheet2	a	190,447	181,871	181,871
Foreseeable interim dividend3		(3,362)	(3,005)
Preference share premium	b	(1,405)	(1,405)	(1,405)
Other equity instruments	c	(11,532)	(5,851)	(5,851)
Deconsolidation of special purpose entities4	a	(323)	(1,166)	(1,166)
Deconsolidation of insurance entities	a	(7,208)	(6,387)

Non-controlling interests		4,640	3,644	4,955
Non-controlling interests per balance sheet	d	9,531	8,588	8,588
Preference share non-controlling interests	e	(2,127)	(2,388)	(2,388)
Non-controlling interests transferred to tier 2 capital	f	(473)	(488)	(488)
Non-controlling interests in deconsolidated subsidiaries	d	(851)	(757)	(757)
Surplus non-controlling interests disallowed in CET1		(1,440)	(1,311)

Regulatory adjustments to the accounting basis		(6,309)	(2,230)	480
Unrealised (gains)/losses in available-for-sale debt and equities5		(1,378)	-	1,121
Own credit spread6		767	1,112	1,037
Debit valuation adjustment		(197)	(451)
Defined benefit pension fund adjustment7	g	(4,069)	(1,731)	(518)
Reserves arising from revaluation of property		(1,375)	(1,281)	(1,281)
Cash flow hedging reserve		(57)	121	121

Deductions		(31,748)	(34,238)	(29,833)
Goodwill and intangible assets	h	(22,475)	(24,899)	(25,198)
Deferred tax assets that rely on future profitability (excludes those arising from temporary differences)	n	(1,036)	(680)
Additional valuation adjustment (referred to as PVA)		(1,341)	(2,006)
Investments in own shares through the holding of composite products of which HSBC is a component (exchange traded funds, derivatives, and index stock)		(1,083)	(677)
50% of securitisation positions				(1,684)
50% of tax credit adjustment for expected losses				151
Negative amounts resulting from the calculation of expected loss amounts	i	(5,813)	(5,976)	(3,102)

Common equity/core tier 1 capital		133,200	131,233	149,051

Additional tier 1 capital
Other tier 1 capital before deductions		19,687	14,573	16,110
Preference share premium	b	1,160	1,160	1,405
Preference share non-controlling interests	e	1,955	1,955	2,388
Allowable non-controlling interest in AT1	d	884	731
Hybrid capital securities	j	15,688	10,727	12,317

Deductions		(148)	(165)	(7,006)
Unconsolidated investments8		(148)	(165)	(7,157)
50% of tax credit adjustment for expected losses				151

Tier 1 capital		152,739	145,641	158,155

Composition of regulatory capital (continued)

Ref1	CRD IV transitional		Basel 2.5
	At 31 December 2014 US$m	Estimated at 31 December 2013 US$m	At 31 December 2013 US$m

Tier 2 capital
Total qualifying tier 2 capital before deductions		38,213	35,786	47,812
Reserves arising from revaluation of property and unrealised gains in available-for-sale equities				2,755
Collective impairment allowances	k			2,616
Allowable non-controlling interest in tier 2	d	99	86
Perpetual subordinated debt	l	2,218	2,218	2,777
Term subordinated debt	m	35,656	33,242	39,364
Non-controlling interests in tier 2 capital	f	240	240	300

Total deductions other than from tier 1 capital		(222)	(248)	(11,958)
Unconsolidated investments8		(222)	(248)	(7,157)
50% of securitisation positions				(1,684)
50% of negative amounts resulting from the calculation of expected loss amounts	i			(3,102)
Other deductions				(15)

Total regulatory capital		190,730	181,179	194,009

1   The references (a) to (n) refer to those in the reconciliation of balance sheets in table 4.
2   Includes externally verified profits for the year ended 31 December 2014.
3   This includes dividends on ordinary shares, quarterly dividends on preference shares and coupons on capital securities, classified as equity.
4   Mainly comprise unrealised gains/losses in available-for-sale debt securities related to SPEs.
5   Unrealised gains/losses in available-for-sale securities are net of tax.
6   Includes own credit spread on trading liabilities.
7   Under Basel 2.5 rules, any defined benefit asset is derecognised and a defined benefit liability may be substituted with the additional funding that will be paid into the relevant schemes over the following five-year period.
8   Mainly comprise investments in insurance entities.

Table 8: Reconciliation of regulatory capital from transitional basis to an estimated CRD IV end point basis

	At 31 Dec 2014	Estimated at 31 Dec 2013
	US$m	US$m

Common equity tier 1 capital on a transitional basis	133,200	131,233
Unrealised gains arising from revaluation of property	1,375	1,281
Unrealised gains in available for sale reserves	1,378	-

Common equity tier 1 capital end point basis	135,953	132,514

Additional tier 1 capital on a transitional basis	19,539	14,408
Grandfathered instruments: - preference share premium	(1,160)	(1,160)
- preference share non-controlling interests	(1,955)	(1,955)
- hybrid capital securities	(10,007)	(10,727)
Transitional provisions:
- allowable non-controlling interest in AT1	(487)	(366)
- unconsolidated investments	148	165

Additional tier 1 capital end point basis	6,078	365

Tier 1 capital end point basis	142,031	132,879
Tier 2 capital on a transitional basis	37,991	35,538
Grandfathered instruments:
- perpetual subordinated debt	(2,218)	(2,218)
- term subordinated debt	(21,513)	(21,513)
Transitional provisions:
- non-controlling interest in tier 2 capital	(240)	(240)
- allowable non-controlling interest in tier 2	396	345
- unconsolidated investments	(148)	(165)

Tier 2 capital end point basis	14,268	11,747

Total regulatory capital end point basis	156,299	144,626

Total risk-weighted assets	1,219,765	1,214,939

Pillar 1 requirements, CRD IV impact and RWA flow

This section describes our Pillar 1 capital requirements, with a high-level view of the related RWAs.

Where they are not separately shown, counterparty credit risk and securitisation requirements fall within credit risk.

Table 9 sets out the change in exposure classes on the introduction of CRD IV, with commentary on the main drivers of related changes in exposure valuations.

Drilling down from the summary CRD IV impact by Pillar 1 risk type at table 10, tables 11 and 12 set out by exposure class and region the impact of the CRD IV rules on the calculation of RWAs, compared with those under Basel 2.5 reported last year, for credit risk and counterparty credit risk respectively. In the latter, we show separately the impact of the credit valuation adjustment.

Tables 13 to 19 with accompanying narratives set out, for credit, counterparty credit and market risks, first RWAs by Basel approach and then the movements during the year in IRB/model-based RWAs. Finally, we comment briefly on the reduction in operational risk RWAs.

Table 9: Credit risk exposure class mapping

CRD IV Exposure class	Exposure value	Basel 2.5 Exposure class	Exposure value
	US$bn		US$bn
IRB advanced approach	1,593.8	IRB advanced approach	1,468.8
Retail:		Retail:
- secured by mortgages on immovable property SME	3.1
- secured by mortgages on immovable property non-SME	288.9
Secured by mortgages on immovable property	292.0	- secured on real estate property	310.7
- qualifying revolving retail	66.2	- qualifying revolving retail	66.9
- other SME	13.9	- SMEs	18.6
- other non-SME	47.3	- other retail	46.8
Total retail	419.4	Total retail	443.0
Central governments and central banks	327.4	Central governments and central banks	341.7
Institutions	130.4	Institutions	130.0
Corporates	625.8	Corporates	508.7
Securitisation positions	38.3	Securitisation positions	45.4
Non-credit obligation assets	52.5

IRB foundation approach	25.8	IRB foundation approach	23.6
Central governments and central banks	0.1	Central governments and central banks	-
Institutions	0.1	Institutions	-
Corporates	25.6	Corporates	23.6
Corporates

Standardised approach	590.5	Standardised approach	667.7
Central governments and central banks	189.3	Central governments and central banks	220.0
Institutions	30.1	Institutions	35.2
Corporates	240.1	Corporates	221.8
Retail	47.9	Retail	47.7
Secured by mortgages on immovable property	38.6	Secured on real estate property	50.4
Exposure in default	4.7	Past due items	4.1
Regional governments or local authorities	1.1	Regional governments or local authorities	0.8
Equity	13.2	Equity	3.3
Items associated with particularly high risk	4.0	Regulatory high-risk categories	2.6
Securitisation positions	0.4	Securitisation Positions	0.4
Claims in the form of CIU	0.6	Collective investment undertakings	0.6
International organisations	3.3	International organisations	1.9
Multilateral development banks	-	Multilateral development banks	-
Other Items	17.0	Other items excluding equity	78.9
		Administrative bodies and non-commercial undertakings	-
Public sector entities	0.2

At 31 December 2014	2,210.1	At 31 December 2013	2,160.1

Key points

Implementation of CRD IV has led to a number of changes in exposure class definitions. The main CRD IV changes are summarised below:
  The requirement to report exposure gross of any cash collateral. As a result, from 1 January 2014, an increase in exposure value was observed representing the amount of the credit risk exposure that is fully cash collateralised. This change principally impacted corporate and institution exposures in Europe. There is no impact on the level of RWAs as the fully collateralised portion of the EAD attracts a 0% LGD under CRD IV.
  Non credit obligation assets are now reported separately under the IRB approach, thereby reducing exposures in other under standardised approach and increasing IRB exposures. Non credit obligation assets include cash at central bank, gold bullion and tangible assets.
  The reclassification of the material holdings portfolio from a capital deduction to a 250% risk-weighting increased equity exposures under standardised approach.
  Deferred tax assets risk-weighted 250% are now reported under the central governments and central banks exposure class under standardised approach but were previously reported in other assets at a risk weight of 100%.
  Securitisation positions are risk-weighted at 1250% in 2014, but were deducted from capital in 2013.
  The CRD IV asset class exposure in default includes items classified as unlikely to pay, even if not past due.
  In accordance with CRD IV, the presentation of table 9 is based on a guarantor basis for 2014 versus an obligor basis for 2013. Exposures reported in central governments and central banks of US$7.5bn in 2014 would have been reported under different exposure classes in 2013.

Table 10: Total RWAs by risk type

	CRD IV transition and end point		Basel 2.5
	At	Estimated at	at
	31 Dec	31 Dec	31 Dec
	2014	2013	2013
	US$bn	US$bn	US$bn

Credit risk	955.3	936.5	864.3
Counterparty credit risk	90.7	95.8	45.8
Market risk	56.0	63.4	63.4
Operational risk	117.8	119.2	119.2

	1,219.8	1,214.9	1,092.7

Table 11: CRD IV impact - Credit risk RWAs by region at 1 January 2014, by CRD IV asset class

	Europe	Asia	MENA	North America	Latin America	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
RWAs
IRB advanced approach1	35.3	4.9	0.1	2.7	0.2	43.2
Retail:
- secured by mortgages on immovable property non-SME	-	-	-	(0.7)	-	(0.7)
- other SME	(2.0)	-	-	-	-	(2.0)
- other non-SME	(0.9)	-	-	(0.8)	-	(1.7)

Total retail	(2.9)	-	-	(1.5)	-	(4.4)
Institutions	1.5	3.6	0.1	0.4	0.2	5.8
Corporates	0.7	1.3	-	(0.4)	-	1.6
Securitisation positions	36.0	-	-	4.2	-	40.2

IRB foundation approach1	(0.3)	-	0.2	-	-	(0.1)
Corporates	(0.3)	-	0.2	-	-	(0.1)

Standardised approach1	7.9	10.6	0.3	9.1	1.2	29.1
Central governments and central banks	2.1	1.5	0.3	5.6	2.3	11.8
Corporates	1.1	(0.1)	(0.5)	1.0	(0.5)	1.0
Retail	1.0	-	(0.1)	0.9	(1.3)	0.5
Secured by mortgages on immovable property	-	(1.9)	(0.5)	-	-	(2.4)
Exposure in default	0.7	-	0.9	-	1.1	2.7
Equity	2.6	11.4	0.2	1.6	0.7	16.5
Other	0.4	(0.3)	-	-	(1.1)	(1.0)

At 1 January 2014	42.9	15.5	0.6	11.8	1.4	72.2

1   The impact of transfer of immaterial portfolios from IRB approach to standardised approach is included in this table.

Key points

The main impacts of CRD IV at 1 January 2014 are:
   Securitisation position RWA increased by US$40.2bn representing positions previously deducted from capital and now risk-weighted at 1250% in accordance with CRD IV.
  RWAs reported under equity exposure class has increased by US$16.5bn due to significant investments, now risk-weighted at 250%, and previously deducted from capital.
  RWAs reported under the central governments and central banks standardised approach has increased by US$11.8bn due to Deferred Tax Assets, now risk-weighted at 250%, and previously at 100%.
  RWAs reported under institutions and corporates IRB exposure classes increased by US$9.2bn due to the introduction of asset value correlation multiplier on large and un-regulated financial institutions.

Table 12: CRD IV impact - Counterparty credit risk RWAs by region at 1 January 2014

	Europe	Asia	North America	Latin America	Total
	US$bn	US$bn	US$bn	US$bn	US$bn
RWAs
IRB advanced approach	6.4	1.6	1.9	0.2	10.1
Central governments and central banks	0.2	-	-	-	0.2
Institutions	2.7	1.1	0.7	0.2	4.7
Corporates	3.5	0.5	1.2	-	5.2

IRB foundation approach	0.1	-	-	-	0.1
Corporates	0.1	-	-	-	0.1

Total excluding CVA and CCP at 1 January 2014	6.5	1.6	1.9	0.2	10.2

CVA advanced	6.8	-	-	-	6.8
CVA standardised	9.2	4.9	9.0	0.8	23.9
CCP standardised	3.5	0.6	1.3	3.7	9.1

Total including CVA and CCP at 1 January 2014	26.0	7.1	12.2	4.7	50.0

Key points

The main impacts of CRD IV at 1 January 2014 are:
  RWAs for central governments and central banks, institutions and corporates increased by US$10.2bn due to the introduction of asset value correlation multiplier on large and unregulated financial institutions.
  An additional capital charge to cover the potential mark-to-market losses is referred to as credit valuation adjustment ('CVA'). This increased RWAs by US$23.9bn under standardised approach and by US$6.8bn under advanced approach.
  A new requirement for exposures to central counterparties has increased RWAs by US$9.1bn.

Credit Risk RWAs

Table 13a: Credit risk exposure - RWAs by region

	Europe	Asia	MENA	North America	Latin America	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
CRD IV basis

IRB approach	216.1	213.1	15.6	142.0	11.6	598.4
IRB advanced approach	203.3	213.1	11.6	142.0	11.6	581.6
IRB foundation approach	12.8	-	4.0	-	-	16.8
Standardised approach	47.1	186.0	39.0	29.6	55.2	356.9

At 31 December 2014	263.2	399.1	54.6	171.6	66.8	955.3

Basel 2.5 basis
IRB advanced approach	157.1	182.9	11.2	161.5	8.5	521.2
IRB foundation approach	9.8	-	3.8	-	-	13.6
Standardised approach	44.5	165.9	40.0	22.7	56.4	329.5

At 31 December 2013	211.4	348.8	55.0	184.2	64.9	864.3

Table 13b: Credit risk exposure - RWAs by global business

	Principal RBWM	RBWM (US run-off)	Total RBWM	CMB	GB&M	GPB	Other	Total
		US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
CRD IV basis

IRB approach	55.9	47.3	103.2	217.4	255.6	10.2	12.0	598.4
IRB advanced approach	55.9	47.3	103.2	209.4	248.1	10.0	10.9	581.6
IRB foundation approach	-	-	-	8.0	7.5	0.2	1.1	16.8
Standardised approach	60.4	4.8	65.2	181.8	70.1	6.6	33.2	356.9

At 31 December 2014	116.3	52.1	168.4	399.2	325.7	16.8	45.2	955.3

Basel 2.5 basis
IRB advanced approach	58.4	72.6	131.0	183.2	192.8	10.4	3.8	521.2
IRB foundation approach	-	-	-	6.3	5.8	0.1	1.4	13.6
Standardised approach	60.6	3.1	63.7	169.3	71.6	6.9	18.0	329.5

At 31 December 2013	119.0	75.7	194.7	358.8	270.2	17.4	23.2	864.3

Credit risk - Standardised approach RWAs

For portfolios treated under the standardised approach, credit risk RWAs increased by US$27.4bn which reflected a reduction of US$13.6bn due to foreign exchange movements.

Corporate growth in Asia, Europe, North America and Latin America, including term and trade related lending, increased RWAs by US$25.0bn, of which growth in our associate Bank of Communications accounted for US$6.4bn.

The move to a CRD IV basis increased RWAs on 1 January 2014 by US$7.1bn. This movement mainly comprised material holdings and deferred tax asset amounts in aggregate below the capital threshold, risk-weighted at 250% of US$28.3bn, partially offset by the reclassification of non-credit obligation assets to the IRB approach for reporting purposes of US$16.3bn and the netting of collective impairments against EAD under the standardised approach of US$3.5bn.

During the year, several individually immaterial portfolios moved from the IRB approach to the standardised approach, increasing standardised RWAs by US$6.0bn, and reducing IRB RWAs by US$4.8bn.

The disposal of our operations in Jordan, Pakistan, Colombia and Kazakhstan, reduced RWAs by US$1.0bn.

In Asia, movement in the fair value of our material holdings, mainly in Industrial Bank, resulted in an increase in RWAs of US$5.9bn. This was partially offset by the reclassification of Vietnam Technological and Commercial Joint Stock Bank from an associate to an investment, which reduced RWAs by US$1.1bn.

Table 14: RWA movement by region by key driver - credit risk - IRB only

	Europe	Asia	MENA	North America	Latin America	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
RWAs at 1 January 2014 on Basel 2.5 basis	166.9	182.9	15.0	161.5	8.5	534.8

Foreign exchange movement	(11.6)	(4.0)	(0.2)	(2.4)	(1.9)	(20.1)
Acquisitions and disposals	(3.5)	-	(0.7)	(4.2)	(0.1)	(8.5)
Book size	11.4	19.5	1.8	2.9	2.0	37.6
Book quality	(1.5)	-	(0.8)	(10.3)	1.4	(11.2)
Model updates	19.4	0.3	-	(6.1)	-	13.6
New/updated models	19.4	0.3	-	(6.1)	-	13.6

Methodology and policy	35.0	14.4	0.5	0.6	1.7	52.2
Internal updates	(11.7)	(5.2)	(0.2)	(6.4)	(0.1)	(23.6)
External updates	2.2	8.5	(0.2)	0.7	0.1	11.3
CRD IV impact	37.0	5.7	0.4	4.9	0.2	48.2
NCOA moving from STD to IRB	7.5	5.4	0.5	1.4	1.5	16.3

Total RWA movement	49.2	30.2	0.6	(19.5)	3.1	63.6

RWAs at 31 December 2014 on CRD IV basis	216.1	213.1	15.6	142.0	11.6	598.4

Table 14: RWA movement by region by key driver - credit risk - IRB only (continued)

	Europe	Asia	MENA	North America	Latin America	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

RWAs at 1 January 2013 on Basel 2.5 basis	150.7	162.3	12.6	187.1	11.2	523.9

Foreign exchange movement	3.3	(4.5)	(0.5)	(1.9)	(1.0)	(4.6)
Acquisitions and disposals	(1.5)	-	-	(8.6)	(1.7)	(11.8)
Book size	2.1	21.2	1.4	(10.6)	0.2	14.3
Book quality	(1.5)	5.3	1.3	(10.8)	(0.3)	(6.0)
Model updates	11.6	-	0.1	(0.2)	-	11.5
Portfolios moving onto IRB approach	13.4	-	-	-	-	13.4
New/updated models	(1.8)	-	0.1	(0.2)	-	(1.9)

Methodology and policy	2.2	(1.4)	0.1	6.5	0.1	7.5
Internal updates	(0.2)	(7.8)	0.1	(0.6)	0.1	(8.4)
External updates	2.4	6.4	-	7.1	-	15.9

Total RWA movement	16.2	20.6	2.4	(25.6)	(2.7)	10.9

RWAs at 31 December 2013 on Basel 2.5 basis	166.9	182.9	15.0	161.5	8.5	534.8

Table 15: RWA movement by global business by key driver - credit risk - IRB only

	Principal RBWM	RBWM (US run- off)	Total RBWM	CMB	GB&M	GPB	Other	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
RWAs at 1 January 2014 on Basel 2.5 basis	58.4	72.6	131.0	189.5	198.5	10.6	5.2	534.8
Foreign exchange movement	(2.6)	-	(2.6)	(8.7)	(8.1)	(0.2)	(0.5)	(20.1)
Acquisitions and disposals	-	-	-	-	(8.2)	-	(0.3)	(8.5)
Book size	1.8	(6.9)	(5.1)	23.2	21.1	(0.5)	(1.1)	37.6
Book quality	(5.7)	(8.6)	(14.3)	2.8	(0.2)	(0.3)	0.8	(11.2)
Model updates	0.6	(6.2)	(5.6)	12.2	7.0	-	-	13.6
New/updated models	0.6	(6.2)	(5.6)	12.2	7.0	-	-	13.6

Methodology and policy	3.4	(3.6)	(0.2)	(1.6)	45.5	0.6	7.9	52.2
Internal updates	(3.0)	(3.9)	(6.9)	(5.0)	(11.2)	(0.5)	-	(23.6)
External updates	1.8	-	1.8	2.5	6.3	0.5	0.2	11.3
CRD IV impact	-	-	-	(0.7)	48.6	0.2	0.1	48.2
NCOA moving from STD to IRB	4.6	0.3	4.9	1.6	1.8	0.4	7.6	16.3

Total RWA movement	(2.5)	(25.3)	(27.8)	27.9	57.1	(0.4)	6.8	63.6

RWAs at 31 December 2014 on CRD IV basis	55.9	47.3	103.2	217.4	255.6	10.2	12.0	598.4

	RBWM US$bn	CMB US$bn	GB&M US$bn	GPB US$bn	Other US$bn	Total US$bn

RWAs at 1 January 2013 on Basel 2.5 basis	163.1	169.0	177.7	9.6	4.5	523.9
Foreign exchange movement	(0.4)	(1.5)	(2.7)	0.1	(0.1)	(4.6)
Acquisitions and disposals	(10.1)	(0.1)	(1.6)	-	-	(11.8)
Book size	(12.7)	14.5	13.5	(0.7)	(0.3)	14.3
Book quality	(6.4)	3.5	(3.4)	0.3	-	(6.0)
Model updates	(0.2)	10.1	(1.0)	2.6	-	11.5
Portfolios moving onto IRB approach	-	10.0	0.8	2.6	-	13.4
New/updated models	(0.2)	0.1	(1.8)	-	-	(1.9)

Methodology and policy	(2.3)	(6.0)	16.0	(1.3)	1.1	7.5
Internal updates	(2.3)	(3.4)	(0.6)	(2.1)	-	(8.4)
External updates	-	(2.6)	16.6	0.8	1.1	15.9

Total RWA movement	(32.1)	20.5	20.8	1.0	0.7	10.9

RWAs at 31 December 2013 on Basel 2.5 basis	131.0	189.5	198.5	10.6	5.2	534.8

Credit risk - IRB approach RWAs

For portfolios treated under IRB approaches, credit risk RWAs increased by US$63.6bn, reflecting a reduction of US$20.1bn due to foreign exchange movements driven by the strengthening of the US dollar against other currencies.

Acquisitions and disposals

In GB&M, the sale of asset-backed securities ('ABS's) in North America reduced RWAs by US$4.2bn. Additionally, GB&M continued to manage down the securitisation positions held through the sale of certain structured investment conduit positions, lowering RWAs by US$3.0bn in Europe.

The disposal of our businesses in Kazakhstan, Colombia, Pakistan and Jordan resulted in a reduction in RWAs of US$1.2bn in Europe, Latin America and Middle East and North Africa.

Book size

Book size movement reflected higher corporate lending, including term and trade-related lending, increasing RWAs by US$40.3bn in Asia, Europe and North America for CMB and GB&M. Sovereign book growth in GB&M increased RWAs by US$3.3bn, mainly in Asia, Latin America and Middle East and North Africa.

In North America, in RBWM, continued run-off of the US CML retail mortgage portfolios resulted in a RWA reduction of US$6.9bn.

Book quality

RWAs reduced by US$8.5bn in the US run-off portfolio, primarily due to continued run-off that resulted in an improvement in the residual portfolio.

Book quality improvements in Principal RBWM of US$5.9bn related to model recalibrations reflecting improving property prices in the US and favourable change in portfolio mix reducing RWAs in Europe.

A ratings upgrade for the securitisation position resulted in a decrease in RWAs of US$3.2bn. This was partially offset by adverse movements in average customer credit quality in corporate, sovereign and institutional portfolios in Europe, North America, Middle East and North Africa, Asia and Latin America increasing RWAs by US$7.6bn.

Model updates

In Europe, an LGD floor applied to UK corporate portfolios resulted in an increase in RWAs of US$19.0bn in CMB and GB&M.

This was partially offset by model updates in North America, primarily the implementation of new risk models for the US mortgage run-off portfolio, resulting in a decrease in RWAs of US$6.2bn.

Methodology and policy changes

Methodology and policy updates increased RWAs by US$52.2bn.

CRD IV Impact

The rise related to the implementation of CRD IV rules at 1 January 2014, having an RWA impact of US$48.2bn. The main CRD IV movements arose from securitisation positions that were previously deducted from capital and are now included as a part of credit risk RWAs and risk-weighted at 1250%, resulting in a US$40.2bn increase in RWAs, in GB&M, primarily Europe. CRD IV also introduced an asset valuation correlation multiplier for financial counterparties, producing a US$9.2bn increase in RWAs primarily in GB&M Asia and Europe.

Internal updates

A decrease in RWAs of US$9.2bn arose from the set-off of negative available for sale ('AFS') reserves against EAD for GB&M legacy credit portfolios.

In Asia, internal methodology changes associated with trade finance products accounted for a reduction in RWAs of US$4.9bn.

Additionally, the transfer of individually immaterial portfolios moving to the standardised approach reduced IRB RWAs by US$4.8bn in Principal RBWM and CMB in most regions and increased RWAs in the standardised approach by US$6.0bn.

The reclassification of part of the mortgage portfolio led to a decrease in RWAs of US$4.5bn in North America of which US$4.1bn is in the run-off portfolio.

External updates

Selected portfolios with a low default history mainly in Europe, Asia and North America, were subjected to external updates with the introduction of LGD floors applied to corporates and institutions, increasing RWAs by US$9.8bn. A further RWA floor was introduced on retail mortgages in Asia resulting in an increase of US$1.7bn.

NCOA moving from standardised to IRB

The reclassification of non credit obligation assets to the IRB approach for reporting purposes increased RWAs under IRB approach by US$16.3bn and reduced standardised approach RWAs by the same amount.

Counterparty credit risk RWAs

Counterparty credit risk RWAs increased by US$45.0bn in 2014.

Table 16:  Counterparty credit risk RWAs

	CRD IV basis 2014	Basel 2.5 basis 2013
	US$bn	US$bn

Advanced approach	65.5	42.2
CCR IRB approach	62.0	42.2
CVA	3.5	-
Standardised approach	25.2	3.5
CCR standardised approach	4.4	3.5
CVA	18.0	-
CCP	2.8	-

RWAs at 31 December	90.7	45.7

CCR standardised RWAs increased by US$21.7bn, principally driven by the implementation of CRD IV at 1 January 2014, which introduced CVA and CCP RWAs.

Table 17:  RWA movement by key driver - counterparty credit risk - advanced approach

	CRD IV basis	Basel 2.5 basis
	2014 US$bn	2013 US$bn

RWAs at 1 January on Basel 2.5 basis	42.2	45.7

Book size	1.6	(0.9)
Book quality	(0.6)	(2.7)
Model updates	0.1	-
Methodology and policy	22.2	0.1
Internal updates	(3.8)	0.1
External regulatory updates	9.0	-
CRD IV impact	17.0	-

Total RWA movement	23.3	(3.5)

RWAs at 31 December	65.5	42.2

Counterparty credit risk - Advanced approach RWAs

Book size

The increase in book size was mainly driven by business movements and the impact of the strengthening of the USD against other currencies on marked to market derivatives contracts.

Model updates

In Europe, a LGD floor applied to UK corporate portfolios resulted in an increase in RWAs of US$2.2bn. This was offset by a decrease in RWA of US$2.0bn due to model updates to the IMM used for selected portfolios in London.

Methodology and policy changes

The CVA and asset value correlation multiplier for financial counterparties introduced by the implementation of CRD IV increased RWAs by US$6.8bn and US$10.2bn respectively on 1 January 2014.

Within external regulatory and policy updates, selected portfolios were subject to PRA LGD floors, which increased RWAs by US$7.5bn, mainly in Europe and Asia. Additionally, guidance received in 4Q14 led to the application of a 'potential future exposure' charge on sold options, contributing to a US$1.5bn increase in RWA.

Decreases in RWAs from internal methodology updates were mainly driven by additional CVA exemptions following internal due diligence and review alongside a more efficient allocation of collateral in Europe, which decreased RWAs by US$3.8bn.

Market risk RWAs

Total market risk RWAs decreased by US$7.4bn in 2014.

Table 18: Market risk RWAs

	CRD IV basis 2014	Basel 2.5 basis 2013
	US$bn	US$bn
Internal model based
VaR	7.3	4.9
Stressed VaR	10.4	9.4
Incremental risk charge	20.1	23.1
Comprehensive risk measure	-	2.6
Other VaR and stressed VaR	6.8	12.2

Internal model based	44.6	52.2
Standardised approach	11.4	11.2

At 31 December	56.0	63.4

Standardised approach

The Market risk RWAs movements for portfolios not within the scope of modelled approaches resulted in an increase of US$0.2bn. The increase in RWAs of US$2.6bn related to the CRD IV treatment of trading book securitisation positions that were previously deducted from capital.

This was offset by reductions in RWAs of US$2.5bn for interest rate position risk, primarily in Latin America, due to the introduction of the Scenario Matrix Method for options and a general reduction in positions in Latin America and the US.

Table 19:  RWA movement by key driver - market risk - internal model based

	CRD IV basis 2014	Basel 2.5 basis 2013
	US$bn	US$bn
RWAs at 1 January on Basel 2.5 basis	52.2	44.5

Acquisitions and disposals	(2.2)	-
Movement in risk levels	(4.2)	(14.5)
Model updates	-	17.6
Methodology and policy	(1.2)	4.6
Internal updates	(3.8)	4.6
External regulatory updates	2.6	-

Total RWA movement	(7.6)	7.7
RWAs at 31 December	44.6	52.2

Internal model based

Acquisitions and disposals

The sale of our correlation trading portfolio reduced Comprehensive Risk Measure RWAs by US$2.0bn. The disposal of our business in Kazakhstan resulted in a reduction of US$0.2bn in RWAs.

Movement in risk levels

Movement in risk levels reflected a decrease mainly in value at risk ('VaR') and Stressed VaR as a result of reduced FX and Equity trading positions.

Methodology and policy changes

The increase in RWAs from External updates related mainly to the introduction, for collateralised transactions, of the basis between the currency of trade and the currency of collateral into the VaR calculation and the removal of the diversification benefit from Risks not in VaR ('RNIV') calculations, driving an increase of US$6.7bn.

This was partially offset by decreases in RWAs of US$4.3bn from Internal updates mainly due to refinements in the RNIV calculation for the Equities and Rates desks.

There were further decreases in RWAs following regulatory approval for a change in the basis of consolidation for modelled market risk charges delivering a reduction in RWAs of US$4.1bn.

Operational risk RWAs

The reduction in operational risk RWAs of US$1.4bn was due to the finalisation of amortisation of the residual operational risk RWAs for the US CRS portfolio disposed of in May 2012, combined with a lower three-year average operating income.

Pillar 2 and ICAAP

Pillar 2

The processes of internal capital adequacy assessment and supervisory review, known as Pillar 2, lead to final determination by the PRA of Individual Capital Guidance ('ICG') and any CPB that may be required.

Within Pillar 2, Pillar 2A considers, in addition to the minimum capital requirements for Pillar 1 risks described above, any supplementary requirements for those risks and in addition any requirements for risk categories not captured by Pillar 1. The risk categories to be covered under Pillar 2A depend on the specific circumstances of a firm and the nature and scale of its business. Pillar 2A also estimates capital needed to compensate for any shortcomings in management, governance or controls, and to guard against unexpected losses while these deficiencies are addressed.

Pillar 2B consists of guidance from the PRA on a capital buffer a firm would require in order to remain above its ICG in adverse circumstances that may be largely outside the firm's normal and direct control, for example during a period of severe but plausible downturn stress, when asset values and the firm's capital surplus may become strained. This is quantified via any CPB requirement the PRA may consider necessary. The assessment of this is informed by stress tests and a rounded judgement of a firm's business model, also taking into account the PRA's view of a firm's options and capacity to protect its capital position under stress, for instance through capital generation. The CPB is a buffer that is intended to be drawn upon in times of stress and its use is not of itself a breach of capital requirements and would not trigger automatic restrictions on distributions. In the face of specific circumstances, the PRA would agree a plan with the firm to restore it over a certain timescale.

As explained in the Regulatory Developments section on page 6, the PRA is currently consulting on their revised approach to Pillar 2 (PRA CP1/15, 'Assessing capital adequacy under Pillar 2', January 2015), including new methodologies for determining Pillar 2A requirements for credit risk, operational risk, credit risk and pension obligation risk and the PRA buffer and its interaction with the CRD IV buffers. The PRA expects to finalise the Pillar 2 framework in July 2015, with implementation expected from 1 January 2016.

Internal capital adequacy assessment

Through the ICAAP, the GMB examines the Group's risk profile from both regulatory and economic capital viewpoints, aiming to ensure that capital resources:
  remain sufficient to support our risk profile and outstanding commitments;
  exceed current regulatory requirements, and HSBC is well placed to meet those expected in the future;
  allow the bank to remain adequately capitalised in the event of a severe economic downturn stress scenario; and
  remain consistent with our strategic and operational goals and our shareholder and investor expectations.
The minimum regulatory capital that we are required to hold is determined by the rules and guidance established by the PRA for the consolidated Group and by local regulators for individual Group companies. These capital requirements are a primary influence shaping the business planning process, in which RWA targets are established for our global businesses in accordance with the Group's strategic direction and risk appetite.

Economic capital is the internally calculated capital requirement which we deem necessary to support the risks to which we are exposed. The economic capital assessment is a more risk-sensitive measure than the regulatory minimum, as it covers a wider range of risks and takes account of the substantial diversification of risk accruing from our operations. Both the regulatory and the economic capital assessments rely upon the use of models that are integrated into our management of risk. Our economic capital models are calibrated to quantify the level of capital that is sufficient to absorb potential losses over a one-year time horizon to a 99.95% level of confidence for our banking activities, and to a 99.5% level of confidence for our insurance activities and pension risks.

The ICAAP and its constituent economic capital calculations are examined by the PRA as part of its supervisory review and evaluation process. This examination informs the regulator's view of our Pillar 2 capital requirements.

Preserving our strong capital position remains a priority, and the level of integration of our risk and capital management helps to optimise our response to business demand for regulatory and economic capital. Risks that are explicitly assessed through economic capital are credit risk including counterparty credit risk, market and operational risk, non-trading book interest rate risk, insurance risk, pension risk, residual risk and structural foreign exchange risk.

Leverage ratio

Table 20: Estimated leverage ratio

	EU Delegated Act basis 31 December 2014	Basel III 2010 basis 31 December 2013
	US$bn	US$bn

Total assets per accounting balance sheet	2,634	2,671
Deconsolidation of insurance/other entities	(104)
Capital invested in insurance entities	2
Consolidation of banking associates	194
Total assets per regulatory/accounting balance sheet	2,726	2,671
Adjustment to reverse netting of loans and deposits allowable under IFRS	38	93
Reversal of accounting values:	(525)	(482)
Derivatives	(345)	(282)
Repurchase agreement and securities finance	(180)	(200)

Replaced with values after applying regulatory rules:
Derivatives:	166	239
Market-to-market value	81	69
Deductions of receivables assets for cash variation margin	(82)
Add-on amounts for potential future exposure	148	170
Exposure amount resulting from the additional treatment for written credit derivatives	19

Repurchase agreement and securities finance:	188	147
Gross securities financing transactions assets	269
Netted amounts of cash payables and cash receivables of gross securities financing transactions assets	(89)
Securities financing transactions assets netted under Basel III 2010 framework		147
Measurement of counterparty risk	8

Addition of off balance sheet commitments and guarantees:	396	388
Guarantees and contingent liabilities	67	85
Commitments	321	295
Other	8	8
		8
Exclusion of items already deducted from the capital measure	(36)	(28)
Exposure measure after regulatory adjustments	2,953	3,028

Tier 1 capital under CRD IV (end point)	142	133
Estimated leverage ratio (end point)	4.8%	4.4%

In January 2014, the Basel Committee published its finalised leverage ratio framework, along with public disclosure requirements applicable from 1 January 2015, updating its 2010 recommendations.

In June 2014, the PRA published its revised expectations in relation to the leverage ratio for major UK banks and building societies, namely that from 1 July 2014, we are expected to meet a 3% end point tier 1 leverage ratio, calculated using the CRD IV definition of capital for the numerator and the Basel 2014 exposure measure for the denominator.

In October 2014, the European Commission adopted a delegated act to establish a common definition of the leverage ratio for EU banks (based on the Basel revised definition). This was published in the EU's Official Journal in January 2015.

Under CRD IV, the legislative proposals and final calibration of the leverage ratio are expected to be determined following a review of the revised Basel proposals and the basis of the EBA's assessment of the impact and effectiveness of the leverage ratio during a monitoring period between 1 January 2014 and 30 June 2016.

In January 2015, the PRA issued a letter setting out the approach to be taken for calculating the leverage ratio for 2014 year end disclosures. While the numerator continues to be calculated using the final CRD IV end point tier 1 capital definition, the exposure measure is now calculated based on the EU delegated act (rather than the Basel 2014 definition used in the Interim Report 2014). Reporting on the basis of the EU Delegated Act (rather than the Basel 2014 definition) results in an immaterial 2bps positive difference.

Our leverage ratio for 2013 as disclosed above was based on the Basel 2010 text at the direction of the PRA. The change to reporting on the EU Delegated Act in 2014 from the Basel 2010 text in 2013 contributes a US$115bn increase in the exposure measure. Key changes include:
  A change to the regulatory scope of consolidation increases the exposure measure by US$132bn.
  The netting of securities financing transactions ('SFT's) is based on the accounting criteria and an additional add-on for counterparty risk increases the exposure measure by US$66bn.
  The inclusion of written credit derivatives at a notional amount increases the exposure measure by US$23bn.
  The offsetting of cash variation margin against derivative assets and liabilities results in a decrease in the exposure measure of US$65bn.
  A change to the CCFs applied to off-balance sheet exposures decreases the exposure measure by US$41bn.

For further details on the basis of preparation, see below.

It should be noted that the UK specific leverage ratio proposals published in October 2014 by the FPC are conceptually different to the Basel and CRD IV leverage frameworks and are not yet in place. Further details of the UK proposals can be found under 'Leverage ratio proposals' on page 9.

Basis of preparation

The numerator, capital measure, is calculated using the 'end point' definition of tier 1 capital applicable from 1 January 2022, which is set out in the final CRD IV rules. This is supplemented with the EBA's Own Funds' RTS to the extent that these have been published in the EU's Official Journal of the European Commission as at the reporting date, as well as making reference to the PRA Rulebook where appropriate. The denominator, exposure measure, is calculated on the basis of the Leverage Ratio Delegated Act adopted by the European Commission in October 2014 and published in the EU's Official Journal in January 2015, which is aligned to the Basel 2014 leverage ratio framework. This follows the same scope of regulatory consolidation used for the risk-based capital framework, which differs to the 2010 Basel text that required banks to include items using their accounting balance sheet. The exposure measure generally follows the accounting value, adjusted as follows:
  on-balance sheet, non-derivative exposures are included in the exposure measure net of specific provisions or accounting valuation adjustments (e.g. accounting credit valuation adjustments);
  loans are not netted with deposits;
  the scope of netting for derivatives is extended to all scenarios where we would recognise a netting agreement for regulatory purposes;
  the scope for offsetting of cash variation margin against derivative assets and liabilities is extended subject to certain additional conditions including the requirement that the margin be exchanged daily and be in the same currency as the currency of settlement of the derivative contract. For these purposes we have considered this to include any currency that can be used to make payments under the derivative contract, the governing qualifying master netting agreement, or its associated credit support annex. Such offsetting is not permitted under the Basel 2010 text;
  the approach to netting SFTs is aligned to that permitted under IFRS, though for the purposes of the leverage ratio there is an additional counterparty credit risk add-on to the extent that an SFT is under collateralised. This represents a stricter requirement compared with the Basel 2010 text;
  there is an add-on for potential future exposure for both OTC and exchange-traded derivatives;
  the notional amount of written credit derivatives is included in the exposure measure, subject to offsets for purchased protection. This represents a stricter requirement compared with the Basel 2010 text;
  off-balance sheet items are converted into credit exposure equivalents through the use of CCFs. Depending on the risk category of the exposure a CCF of 10%, 20%, 50% or 100% is applied. In contrast, the Basel 2010 text requires that off-balance sheet items are included in full except for commitments that are unconditionally cancellable at any time by HSBC without prior notice, where only 10% of the exposures are included; and
  items deducted from the end point tier 1 capital such as goodwill and intangible assets, are excluded.

Risk management

Overview

All our activities involve, to varying degrees, the measurement, evaluation, acceptance and management of risk or a combination of risks, which we assess on a Group-wide basis. Our risk management framework, employed at all levels of the organisation, ensures that our risk profile remains conservative and aligned to our risk appetite and strategy by fostering a continuous monitoring of the risk environment and an integrated evaluation of risks and their interactions. It also ensures that we have a robust and consistent approach to risk management at all levels of the organisation and across all risk types.

The Group's three strategic priorities are reflected in our management of risk:
  Grow the business and dividends - we ensure risk is maintained at an acceptable and appropriate level while creating value and generating profits.
  Implement Global Standards - we are transforming how we detect, deter and protect against financial crime through the deployment of Global Standards, which govern how we do business and with whom.
  Streamline processes and procedures - our disposal programme has made HSBC easier to manage and control. By focusing on streamlining our processes and procedures, we will make HSBC less complex to operate, creating capacity for growth.

Risk management is embedded through:
  a strong risk culture, with personal accountability for decisions;
  a formal risk governance framework, with clear and well understood risk ownership, standards and policies;
  the alignment of risk and business objectives, with integration of risk appetite into business planning and capital management;
  the alignment of remuneration with our risk framework and risk outcomes; and
  an independent, expert global risk function ('Global Risk').

A more comprehensive description of our approach to risk management, including risk appetite, is set out in the Risk Overview of our Strategic Report on pages 21 to 25 of the Annual Report and Accounts 2014.

Risk culture

HSBC has long recognised the importance of a strong risk culture, the fostering of which is a key responsibility of senior executives. Our risk management framework is underpinned by our strong risk culture, which is reinforced by the HSBC Values and our Global Standards. Our risk culture is instrumental in aligning the behaviours of individuals with the Group's attitude to assuming and managing risk and ensuring that our risk profile remains in line with our risk appetite and strategy.

Our risk culture is also reinforced by our approach to remuneration, which is discussed further on page 300 of the Annual Report and Accounts 2014.

Risk governance and risk appetite

Our strong risk governance reflects the importance placed by the Board and the Group Risk Committee ('GRC') on shaping the Group's risk strategy and managing risks effectively.

Strong risk governance is supported by:
  a clear policy framework of risk ownership;
  a risk appetite process through which the types and levels of risk that we are prepared to accept in executing our strategy are articulated and monitored;
  performance scorecards cascaded from the GMB that align business and risk objectives; and
  the accountability of all staff for identifying, assessing and managing risks within the scope of their assigned responsibilities.

This personal accountability, reinforced by the governance structure, documented standards, policy and procedures, and experience and mandatory learning, helps to foster a disciplined and constructive culture of risk management and control throughout HSBC.

Our risk governance framework is described on page 112 of the Annual Report and Accounts 2014. The executive and non-executive risk governance structures for the management of risk are set out on page 204 of the Annual Report and Accounts 2014. Other directorships held by Board members and Board recruitment and diversity policies are set out on pages 264 and 284 of the Annual Report and Accounts 2014, respectively.

Risk appetite is a key component in our management of risk. It describes the types and quantum of risks that we are willing to accept in achieving our medium and long-term strategic objectives. The Risk Appetite Statement ('RAS') is approved by the Board on the advice of the Group Risk Committee.

The RAS guides the annual planning process by defining the desired forward looking risk profile of the Group in achieving our strategic objectives and plays an important role in our six filters process. Our risk appetite may be revised in response to our assessment of the top and emerging risks we have identified.

Diversification is an important aspect of our management of risk. The diversification of our lending portfolio across global businesses and regions, together with our broad range of products, ensures that we are not overly dependent on a limited number of countries or markets to generate income and growth.

Global Risk

Global Risk, headed by the Group Chief Risk Officer, is responsible for enterprise-wide risk oversight including the establishment of global policy, the monitoring of risk profiles, and forward looking risk identification and management. Global Risk also has functional responsibility for risk management in support of HSBC's global businesses and regions through an integrated network of Risk sub-functions which are independent from the sales and trading functions of our businesses. This independence ensures the necessary balance in risk/return decisions.

Global Risk:
  forms part of the second line of defence, with responsibility for setting policy and for providing oversight and challenge of the activities conducted by the first line;
  supports our global businesses, regions, countries and global functions in the development and achievement of strategic objectives;
  fosters development of a conservative but constructive Group risk culture;
  works with global businesses, regions and global functions in the setting and monitoring of risk appetite;
  carries out central approvals, controls, risk systems leadership and the analysis and reporting of management information;
  addresses risk issues in dealings with external stakeholders including regulators and analysts;
  is jointly responsible with Global Finance for the delivery of enterprise-wide stress testing; and
  in addition to 'business as usual' operations, engages with business development activities such as new product approval and post-implementation review, and acquisition due diligence.

Risk management and internal control systems

The Directors are responsible for maintaining and reviewing the effectiveness of risk management and internal control systems and for determining the nature and extent of the significant risks they are willing to take in achieving the Group's strategic objectives. On behalf of the Board, the GAC has responsibility for oversight of risk management and internal controls over financial reporting, and the GRC has responsibility for oversight of risk management and internal controls other than over financial reporting, including enterprise-wide stress testing.

HSBC's key risk management and internal control procedures are described on page 288 of the Annual Report and Accounts 2014, where the Directors' Report on the effectiveness of internal controls can also be found.

The Directors, through the GRC and the GAC, have conducted an annual review of the effectiveness of our system of risk management and internal control covering all material controls, including financial, operational and compliance controls, risk management systems, the adequacy of resources, qualifications and experience of staff of the accounting and financial reporting function and the risk function, and their training programmes and budget. The review does not extend to joint ventures or associates.

The GRC and the GAC have received confirmation that executive management has taken or is taking the necessary actions to remedy any failings or weaknesses identified through the operation of our framework of controls.

Risk measurement and reporting systems

The purpose of our risk measurement and reporting systems is to ensure that, as far as possible, risks are comprehensively captured with all the attributes necessary to support well-founded decisions, that those attributes are accurately assessed and that information is delivered in a timely way for those risks to be successfully managed and mitigated.

Risk measurement and reporting systems are also subject to a governance framework designed to ensure that their build and implementation are fit for purpose and that they are functioning properly. Risk information technology ('IT') systems development is a key responsibility of the Global Risk function, while the development and operation of risk rating and management systems and processes are ultimately subject to the oversight of the Board.

We continue to invest significant resources in IT systems and processes in order to maintain and improve our risk management capabilities as well as to comply with the principles for effective risk data aggregation and risk reporting as set out by the Basel Committee on Banking Supervision. Group policy promotes the deployment of preferred technology where practicable. Group standards govern the procurement and operation of systems used in our subsidiaries to process risk information within business lines and risk functions.

Risk measurement, monitoring and reporting structures deployed at Group level are replicated in global businesses and major operating subsidiaries through a common operating model for integrated risk management and control. This model sets out the respective responsibilities of Group, global business, region and country level risk functions in respect of such matters as risk governance and oversight, compliance risks, approval authorities and lending guidelines, global and local scorecards, management information and reporting, and relations with third parties including regulators, rating agencies and auditors.

Risk analytics and model governance

Global Risk manages a number of analytics disciplines supporting rating and scoring models for different risk types and business segments, economic capital and stress testing. It formulates technical responses to industry developments and regulatory policy in the field of risk analytics, develops HSBC's global risk models, and oversees local model development and use around the Group in progress toward our implementation targets for the IRB advanced approach.

Model governance is under the general oversight of Group Model Oversight Committee ('Group MOC'). Group MOC is supported by specific global functional MOCs for Wholesale Credit and Market Risk ('WCMR') and RBWM, and has regional and entity-level counterparts with comparable terms of reference. The Group MOC meets bi-monthly and reports to RMM. It is chaired by the Risk function, and its membership is drawn from Risk, Finance and global businesses.

Its primary responsibilities are to bring a strategic approach to model-related issues across the Group and to oversee the governance of our risk rating models, their consistency and approval, within the Basel framework. Through its oversight of the functional WCMR and RBWM MOCs, it identifies emerging risks for all aspects of the risk rating system, ensuring that model risk is managed within our RAS, and formally advises RMM on any material model-related issues.

The development and use of data and models to meet local requirements are the responsibility of regional and/or local entities under the governance of their own management, subject to overall Group policy and oversight.

Credit risk

Overview and responsibilities

Credit risk represents our largest regulatory capital requirement.

The principal objectives of our credit risk management function are:
  to maintain across HSBC a strong culture of responsible lending, and a robust credit risk policy and control framework;
  to both partner and challenge our businesses in defining, implementing and continually re-evaluating our credit risk appetite under actual and stress scenario conditions; and
  to ensure there is independent, expert scrutiny of credit risks, their costs and their mitigation.

The credit risk functions within WCMR and RBWM are the constituent parts of Global Risk that support the GCRO in overseeing credit risks at the highest level. For this, their major duties comprise: undertaking independent reviews of large and high-risk credit proposals, large exposure policy and reporting oversight of our wholesale and retail credit risk management disciplines, ownership of our credit policy and credit systems programmes, portfolio management oversight and reporting on risk matters to senior executive management and to regulators.

These credit risk functions work closely with other parts of Global Risk, for example: with Security and Fraud Risk on enhancement of protection against retail product fraud, with Operational Risk on the internal control framework and with Risk Strategy on the risk appetite process. In addition, they work jointly with Risk Strategy and Global Finance on stress testing.

The credit responsibilities of Global Risk are described on page 204 of the Annual Report and Accounts 2014.

Group-wide, the credit risk functions comprise a network of credit risk management offices reporting within regional, integrated risk functions. They fulfil an essential role as independent risk control units distinct from business line management in providing an objective scrutiny of risk rating assessments, credit proposals for approval and other risk matters.

We operate through a hierarchy of personal credit limit approval authorities, not committee structures. Operating company chief executives, acting under authorities delegated by their boards and group standards, are accountable for credit risk and other risks in their business. In turn, chief executives delegate authority to operating company Chief Risk Officers and management teams on an individual basis. Each operating company is responsible for the quality and performance of its credit portfolios, and for monitoring and controlling all credit risks in those portfolios in accordance with Group standards. Above these thresholds of delegated personal credit limited approval authorities, approval or concurrence must be sought from the Regional and, as appropriate, global credit risk function before facilities are advised to the customer.

Moreover, risk proposals in certain portfolios - sovereign obligors, banks, some non-bank financial institutions and intra-Group exposures - are approved centrally in Global Risk to facilitate efficient control and the reporting of regulatory large and cross-border exposures.

Credit risk management

Our exposure to credit risk arises from a wide range of customer and product types, and the risk rating systems in place to measure and monitor these risks are correspondingly diverse. Each major subsidiary typically has some exposures across this range, and requirements may differ according to jurisdictions in which it operates.

Credit risk exposures are generally measured and managed in portfolios of either customer types or product categories. Risk rating systems are designed to assess the default propensity of, and loss severity associated with, distinct customers who are typically managed as individual relationships or, in the case of retail business, exposures on a product portfolio basis.

Risk rating systems for retail exposures are generally quantitative in nature, applying techniques such as behavioural analysis across product portfolios comprising large numbers of homogeneous transactions. Rating systems for individually managed relationships typically use customer financial statements and market data analysis, but also qualitative elements and a final subjective overlay to better reflect any idiosyncratic elements of the customer's risk profile, see 'Application of the IRB Approach' on page 44.

Whatever the nature of the exposure, a fundamental principle of our policy and approach is that analytical risk rating systems and scorecards are all valuable tools at the disposal of management, informing judgemental decisions for which individual approvers are ultimately accountable.

In the case of automated decision-making processes, as used in retail credit origination where risk decisions may be taken 'at the point of sale' with no management intervention, that accountability rests with those responsible for the parameters built into those processes/systems and the governance and controls surrounding their use.

The credit process provides for at least an annual review of facility limits granted. Review may be more frequent, as required by circumstances, such as the emergence of adverse risk factors, and any consequent amendments to risk ratings must be promptly implemented.

We constantly seek to improve the quality of our risk management. For central management and reporting purposes, Group IT systems are deployed to process credit risk data. A central database is used, which covers substantially all of our direct lending exposures and holds the output of risk rating systems Group-wide. This continues to be enhanced in order to deliver both comprehensive management information in support of business strategy and solutions to evolving regulatory reporting requirements. The latter continue to present major challenges in view of the number and scope of concurrent initiatives, requiring more frequent and faster provision of regulatory, risk and financial data at an increasingly granular level. Given the global nature of our business we typically need to generate this granular information both at local and Group level, but often in materially different ways. The new stress testing and G-SIB reporting requirements are prime examples of significant data requirements and related processes that have to be embedded into existing or enhanced systems architecture at various levels in the Group.

Group standards govern the process through which risk rating systems are initially developed, judged fit for purpose, approved and implemented. They also govern the conditions under which analytical risk model outcomes can be overridden by decision-takers and the process of model performance monitoring and reporting. The emphasis is on an effective dialogue between business line and risk management, suitable independence of decision-takers, and a good understanding and robust challenge on the part of senior management.

Like other facets of risk management, analytical risk rating systems are not static and are subject to review and modification in the light of the changing environment, the greater availability and quality of data and any deficiencies identified through internal and external regulatory review. Structured processes and metrics are in place to capture relevant data and feed this into continuous model improvement. See also the comments on 'Model performance' on page 62.

Credit risk models governance

All new or materially changed IRB capital models require PRA approval, as set out in more detail on page 44 below, and throughout HSBC such models fall directly under the remit of the global functional MOCs. Additionally the global functional MOCs are also responsible for the approval of stress testing models used for regulatory stress testing exercises such as those carried out by the EBA and Bank of England.

The global functional MOCs are responsible for defining the thresholds above which models require their approval, supporting both internal governance and the PRA approval process, for example if they cover exposures generating credit risk capital requirements exceeding a prescribed threshold or are otherwise deemed material on grounds of risk, portfolio size, or business type.

WCMR MOC requires all credit risk models for which it is responsible to be approved by delegated senior managers in WCMR with notification to the MOC which retains the responsibility for oversight. RBWM MOC applies different thresholds for approval at the committee depending on model type. The final approval for models falling below the RBWM MOC materiality thresholds is delegated to the Regional RBWM MOC or the Regional Head of RBWM Risk where the model will be utilised. The Regional RBWM MOC and Regional Head of RBWM Risk are responsible for notifying RBWM MOC of any material model decisions and issues.

The RBWM MOC model materiality thresholds for approval are:
  all new IRB models as part of the IRB Roll-out from standardised to advanced approach;
  existing IRB models exceeding, or estimated to exceed, US$2bn in RWAs;
  all significant changes to approved IRB models which will require notification to the PRA prior to implementation;
  stress testing models being used in portfolios with RWA exceeding, or estimated to exceed, US$2bn in RWAs;
  application models with annual proposed value of new business sourced through the model exceeding US$2bn for secured lending and US$0.5bn for unsecured lending;
  behavioural models with managed total exposure exceeding US$2bn for secured lending and US$1bn for unsecured lending; and
  provisioning models with impairment change impact exceeding US$0.1bn.

Global Risk utilises HSBC standards for the development, validation, independent review, approval, implementation and performance monitoring of credit risk rating models, and oversight of respective local standards for local models. All models must be reviewed at least annually, or more frequently as the need arises.

Compliance with HSBC standards is subject to examination both by risk oversight and review from within the risk function itself, and by internal audit. While the standards set out minimum general requirements, Global Risk has discretion to approve dispensations exceptionally, and fosters best practice between offices.

The following tables set out credit risk exposure values, RWAs and regulatory capital requirements calculated at 8% of RWAs. Table 22 presents exposure values analysed across geographical regions, tables 23 and 24 respectively RWAs and RWA density by geographical region. Exposure values are allocated to a region based on the country of incorporation of the HSBC subsidiary or associate where the exposure was originated. In table 25, allocation to industry sectors is based on the Standard Industrial Classification codes. Table 26 shows exposures by period outstanding from the reporting date to the maturity date. The full exposure value is allocated to a residual maturity band based on the contractual end date.

In these tables, and in others in the Credit Risk section of this document unless stated otherwise, the data is presented according to a 'guarantor view', i.e. assigning exposures to the exposure class of the protection provider where applicable, compared with an 'obligor view' in the prior year. This is to align our disclosure withour supervisory reporting. The impact is immaterial, mainly consisting in minor re-allocations from the corporates exposure classes to central governments and central banks and to Institutions.

Table 21: Credit risk - summary

	Exposure value	Average exposure value	RWAs	Capital required
	US$bn	US$bn	US$bn	US$bn

IRB advanced approach	1,593.8	1,679.5	581.6	46.5
Retail:
- secured by mortgages on immovable property SME1	3.1	2.6	0.6	-
- secured by mortgages on immovable property non-SME	288.9	302.8	71.6	5.7
- qualifying revolving retail	66.2	66.6	15.3	1.2
- other SME1	13.9	15.9	6.2	0.5
- other non-SME	47.3	46.8	12.4	1.0

Total retail	419.4	434.7	106.1	8.4
Central governments and central banks	327.4	332.1	54.1	4.3
Institutions	130.4	139.0	38.7	3.1
Corporates2	625.8	675.0	328.5	26.3
Securitisation positions3	38.3	42.4	40.7	3.3
Non-credit obligation assets	52.5	56.3	13.5	1.1

IRB foundation approach	25.8	24.7	16.8	1.3
Central governments and central banks	0.1	0.1	-	-
Institutions	0.1	-	-	-
Corporates	25.6	24.6	16.8	1.3

Standardised approach	590.5	606.5	356.9	28.6
Central governments and central banks	189.3	207.7	19.7	1.6
Institutions	30.1	34.2	11.2	0.9
Corporates	240.1	235.3	224.7	18.0
Retail	47.9	46.6	35.2	2.8
Secured by mortgages on immovable property	38.6	42.0	13.8	1.1
Exposures in default	4.7	5.6	6.1	0.5
Regional governments or local authorities	1.1	1.1	0.6	-
Equity	13.2	5.8	26.9	2.2
Other	25.5	28.2	18.7	1.5

At 31 December 2014	2,210.1	2,310.7	955.3	76.4

IRB advanced approach	1,468.8	1,459.5	521.2	41.6
Retail:
- secured on real estate property	310.7	310.5	105.4	8.4
- qualifying revolving retail	66.9	64.4	15.4	1.2
- SMEs1	18.6	15.8	8.9	0.7
- other retail	46.8	55.1	11.0	0.9

Total retail	443.0	445.8	140.7	11.2
Central governments and central banks	341.7	343.8	53.0	4.1
Institutions	130.0	136.0	28.0	2.2
Corporates2	508.7	486.8	279.7	22.5
Equity5	-	0.2	-	-
Securitisation positions3	45.4	46.9	19.8	1.6

IRB foundation approach	23.6	20.8	13.6	1.1
Corporates	23.6	20.8	13.6	1.1

Standardised approach	667.7	658.7	329.5	26.4
Central governments and central banks	220.0	192.3	0.7	0.1
Institutions	35.2	39.2	12.1	1.0
Corporates	221.8	237.1	202.1	16.2
Retail	47.7	49.7	36.1	2.9
Secured on real estate property	50.4	45.9	28.4	2.2
Past due items	4.1	4.2	5.4	0.4
Regional governments or local authorities	0.8	1.0	0.8	0.1
Equity	3.3	3.2	3.5	0.3
Other items6	84.4	86.1	40.4	3.2

At 31 December 2013	2,160.1	2,139.0	864.3	69.1

1   In 2013, exposures to SMEs were allowed to be treated under the Retail IRB approach where the total amount owed to the Group by the counterparty was less than €1m and the customer was not managed individually as a corporate counterparty. In 2014, the general SME criteria under CRD IV additionally apply, namely: the customer is an 'enterprise' whose employees number fewer than 250 FTE, and which has either turnover less than or equal to €50m or total assets less than or equal to €40m.

2   Corporates includes specialised lending exposures of US$30.5bn (2013: US$32.7bn) and RWAs of US$23.0bn (2013: US$24.1bn).

3   This excludes trading book securitisation positions and, in 2013, securitisation positions deducted from regulatory capital. From 2014, securitisation positions previously deducted from regulatory capital are risk-weighted at 1250% and are therefore included.

4   This includes the exposure class 'Other items' with an exposure value of US$17.0bn, average exposure value of US$19.7bn and RWAs of US$11.3bn as well as other less material standardised exposure classes not individually shown above.

5   All equity exposures have been treated under the standardised approach since 2013. Therefore the IRB equity exposure class only appears in this table, in the 2013 comparatives, reflecting a position at 31 December 2012 included due to averaging of five quarters' exposure values.

6   Primarily includes such items as fixed assets, prepayments, accruals and Hong Kong Government certificates of indebtedness.

Table 22: Credit risk exposure - by region

	Exposure value
	Europe	Asia	MENA	North America	Latin America	Total	RWAs
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

IRB advanced approach	592.6	649.7	29.3	292.5	29.7	1,593.8	581.6
Retail:
- secured by mortgages on immovable property SME1	2.4	0.7	-	-	-	3.1	0.6
- secured by mortgages on immovable property non-SME	144.1	88.2	-	56.6	-	288.9	71.6
- qualifying revolving retail	34.9	27.3	-	4.0	-	66.2	15.3
- other SME1	13.2	0.1	-	0.6	-	13.9	6.2
- other non-SME	34.6	6.0	-	6.7	-	47.3	12.4

Total retail	229.2	122.3	-	67.9	-	419.4	106.1
Central governments and central banks	37.4	166.0	19.3	81.4	23.3	327.4	54.1
Institutions	32.8	74.0	8.8	11.7	3.1	130.4	38.7
Corporates 2	247.7	250.8	0.4	126.9	-	625.8	328.5
Securitisation positions3	34.9	0.4	-	3.0	-	38.3	40.7
Non-credit obligation assets	10.6	36.2	0.8	1.6	3.3	52.5	13.5

IRB foundation approach	19.2	-	6.6	-	-	25.8	16.8
Central governments and central banks	-	-	0.1	-	-	0.1	-
Institutions	0.1	-	-	-	-	0.1	-
Corporates	19.1	-	6.5	-	-	25.6	16.8

Standardised approach	177.6	279.0	49.1	27.5	57.3	590.5	356.9
Central governments and central banks	127.0	50.3	4.9	5.2	1.9	189.3	19.7
Institutions	0.2	28.6	1.3	-	-	30.1	11.2
Corporates	25.8	132.9	31.6	15.2	34.6	240.1	224.7
Retail	5.8	22.2	5.7	1.9	12.3	47.9	35.2
Secured by mortgages on immovable property	5.9	24.1	3.1	1.0	4.5	38.6	13.8
Exposures in default	1.1	0.3	1.2	0.6	1.5	4.7	6.1
Regional governments or local authorities	-	-	0.3	-	0.8	1.1	0.6
Equity	2.4	8.1	0.2	1.9	0.6	13.2	26.9
Other4	9.4	12.5	0.8	1.7	1.1	25.5	18.7

At 31 December 2014	789.4	928.7	85.0	320.0	87.0	2,210.1	955.3

IRB advanced approach	513.5	605.2	26.0	297.8	26.3	1,468.8	521.2
Retail:
- secured on real estate property	154.8	86.5	-	69.4	-	310.7	105.4
- qualifying revolving retail	36.9	25.3	-	4.7	-	66.9	15.4
- SMEs1	17.2	0.8	-	0.6	-	18.6	8.9
- other retail	37.8	5.8	-	3.2	-	46.8	11.0

Total retail	246.7	118.4	-	77.9	-	443.0	140.7
Central governments and central banks	39.7	166.8	20.5	91.7	23.0	341.7	53.0
Institutions	23.7	86.9	5.3	10.8	3.3	130.0	28.0
Corporates2	163.3	232.6	0.2	112.6	-	508.7	279.7
Securitisation positions3	40.1	0.5	-	4.8	-	45.4	19.8

IRB foundation approach	16.7	-	6.9	-	-	23.6	13.6
Corporates	16.7	-	6.9	-	-	23.6	13.6

Standardised approach	236.1	291.0	50.5	26.0	64.1	667.7	329.5
Central governments and central banks	170.6	43.2	5.6	0.6	-	220.0	0.7
Institutions	3.6	30.4	1.2	-	-	35.2	12.1
Corporates	25.0	126.5	32.0	3.2	35.1	221.8	202.1
Retail	7.9	16.9	5.4	2.2	15.3	47.7	36.1
Secured on real estate property	7.5	26.0	3.5	8.5	4.9	50.4	28.4
Past due items	0.7	0.4	0.8	0.5	1.7	4.1	5.4
Regional governments or local authorities	-	-	0.1	-	0.7	0.8	0.8
Equity	0.8	0.1	0.2	1.7	0.5	3.3	3.5
Other items6	20.0	47.5	1.7	9.3	5.9	84.4	40.4

At 31 December 2013	766.3	896.2	83.4	323.8	90.4	2,160.1	864.3

For footnotes, see page 36.

Key points
  Credit risk exposure value has increased by US$50.0bn over the year. Foreign exchange movements driven by a strengthening of the US dollar against other currencies decreased exposure value by US$83.0bn. Of the foreign exchange movement, US$53.2bn relates to the IRB approach, predominantly affecting corporates US$20.4bn, Retail US$19.4bn and central governments and central banks US$9.6bn. The decrease in the standardised approach due to foreign exchange movements of US$29.8bn is predominantly in corporates US$8.8bn and central governments and central banks US$12.4bn.
  Corporate exposures have increased under both the IRB advanced approach and standardised approach, reflecting higher corporate lending, including term and trade-related lending in Asia, Europe and North America. This includes growth in our associate Bank of Communications.
  CRD IV includes the requirement to report exposure gross of any cash collateral. As a result, at 31 December 2014 an increase in exposure value of US$91.9bn was observed, representing the amount of the credit risk exposure that is fully cash collateralised. This change principally impacted corporate and institution exposures in Europe. See page 23.
  In North America, the continued run-off of the US CML retail mortgage portfolio resulted in a reduction of Retail exposures under the advanced approach.
  In GB&M, the sale of ABSs in North America reduced securitisation exposures under the advanced approach. Additionally, GB&M continued to manage down securitisation positions held through the sale of certain structured investment conduit positions in Europe. This was partially offset by the impact of CRD IV, as securitisations positions previously deducted from capital are now included in exposure and risk-weighted at 1250%.
  CRD IV requires non credit obligation assets to be reported separately under the IRB approach, thereby reducing exposures in the 'Other' exposure class under the standardised approach. See page 27.
  Equity exposures under the standardised approach increased primarily in Asia as a result of significant investments re-classified from capital deductions under Basel 2.5 to being subject to a threshold approach under CRD IV. Since we are below the relevant thresholds, these exposures are risk-weighted at 250%.
  Exposures to central government and central banks under the standardised approach have reduced in Europe due to lower deposits with central banks, partially offset by an increase in sovereign exposure in Asia.

Table 23: Credit risk exposure - RWAs by region

	RWAs
	Europe	Asia	MENA	North America	Latin America	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

IRB advanced approach	203.3	213.1	11.6	142.0	11.6	581.6
Retail:
- secured by mortgages on immovable property SME1	0.6	-	-	-	-	0.6
- secured by mortgages on immovable property non-SME	8.0	9.3	-	54.3	-	71.6
- qualifying revolving retail	6.9	7.1	-	1.3	-	15.3
- other SME1	5.9	-	-	0.3	-	6.2
- other non-SME	5.7	1.3	-	5.4	-	12.4

Total retail	27.1	17.7	-	61.3	-	106.1
Central governments and central banks	5.8	23.4	8.9	7.9	8.1	54.1
Institutions	12.4	18.8	2.4	3.0	2.1	38.7
Corporates2	112.5	147.8	-	68.2	-	328.5
Securitisation positions3	40.1	0.2	-	0.4	-	40.7
Non-credit obligation assets	5.4	5.2	0.3	1.2	1.4	13.5

IRB foundation approach	12.8	-	4.0	-	-	16.8
Central governments and central banks	-	-	-	-	-	-
Institutions	-	-	-	-	-	-
Corporates	12.8	-	4.0	-	-	16.8

Standardised approach	47.1	186.0	39.0	29.6	55.2	356.9
Central governments and central banks	3.3	2.7	0.5	8.9	4.3	19.7
Institutions	0.2	10.4	0.6	-	-	11.2
Corporates	25.2	119.2	30.0	15.2	35.1	224.7
Retail	4.2	16.7	4.3	1.3	8.7	35.2
Secured by mortgages on immovable property	2.1	8.4	1.3	0.4	1.6	13.8
Exposures in default	1.4	0.5	1.4	0.8	2.0	6.1
Regional governments or local authorities	-	-	-	-	0.6	0.6
Equity	4.6	19.1	0.3	1.9	1.0	26.9
Other4	6.1	9.0	0.6	1.1	1.9	18.7

At 31 December 2014	263.2	399.1	54.6	171.6	66.8	955.3

	RWAs
	Europe	Asia	MENA	North America	Latin America	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

IRB advanced approach	157.1	182.9	11.2	161.5	8.5	521.2
Retail:
- secured on real estate property	9.4	7.1	-	88.9	-	105.4
- qualifying revolving retail	7.8	6.0	-	1.6	-	15.4
- SMEs1	8.5	-	-	0.4	-	8.9
- other retail	8.1	1.3	-	1.6	-	11.0

Total retail	33.8	14.4	-	92.5	-	140.7
Central governments and central banks	5.5	21.8	10.0	8.8	6.9	53.0
Institutions	8.5	15.2	1.2	1.5	1.6	28.0
Corporates2	90.4	131.3	-	58.0	-	279.7
Securitisation positions3	18.9	0.2	-	0.7	-	19.8

IRB foundation approach	9.8	-	3.8	-	-	13.6
Corporates	9.8	-	3.8	-	-	13.6

Standardised approach	44.5	165.9	40.0	22.7	56.4	329.5
Central governments and central banks	-	0.6	-	0.1	-	0.7
Institutions	0.1	11.4	0.6	-	-	12.1
Corporates	21.0	112.7	30.9	2.9	34.6	202.1
Retail	6.3	12.7	4.0	1.7	11.4	36.1
Secured by mortgages on immovable property	3.0	12.7	2.0	7.8	2.9	28.4
Past due items	0.9	0.4	1.0	0.6	2.5	5.4
Regional governments or local authorities	-	-	0.1	-	0.7	0.8
Equity	0.9	0.1	0.2	1.8	0.5	3.5
Other items6	12.3	15.3	1.2	7.8	3.8	40.4

At 31 December 2013	211.4	348.8	55.0	184.2	64.9	864.3
For footnotes, see page 36.

Key point

·     See commentary on RWA movement for IRB approach RWAs on page 27 and standardised approach on page 25.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                      Date: 23 February 2015